Form 20-F
period 1998-12-31
BACHOCO INDUSTRIES
filed 1999-06-29
CIK 1044874

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 20-F

                             ----------------------


                                  ANNUAL REPORT
                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                        Commission File Number: 333-7480

                         INDUSTRIAS BACHOCO S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                               Bachoco Industries
                 (Translation of Registrant's name into English)

                            The United Mexican States
                 (Jurisdiction of incorporation or organization)

                           Avenida Tecnologico No. 401
                           Zona Industrial C.P. 38010
                           Celaya, Guanajuato, Mexico
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Title of each class               Name of each exchange on which registered
     -------------------               -----------------------------------------
American Depositary Shares, each                  New York Stock Exchange
representing six Units, each Unit
consisting of one Series B Share
and one Series L Share.

Securities Registered or to be Registered pursuant to
  Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

               Series B Capital Stock        450,000,000 Shares
               Series L Capital Stock        150,000,000 Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]        No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                              Item 17 [ ]    Item 18 [X]

                                TABLE OF CONTENTS
                                                                                                            Page
                                                                                                            ----
                                     PART I
ITEM 1.   Description of Business.....................................................................       1
ITEM 2.   Description of Property.....................................................................      11
ITEM 3    Legal Proceedings...........................................................................      12
ITEM 4.   Control of Registrant.......................................................................      12
ITEM 5.   Nature of Trading Market....................................................................      13
ITEM 6.   Exchange Control and Other Limitations Affecting Security-Holders...........................      15
ITEM 7.   Taxation....................................................................................      16
ITEM 8.   Selected Financial Data.....................................................................      19
ITEM 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations.......      22
ITEM 9A.  Quantitative and Qualitative Disclosures About Market Risk..................................      33
ITEM 10.  Directors and Officers of Registration......................................................      35
ITEM 11.  Compensation of Directors and Officers......................................................      36
ITEM 12.  Options to Purchase Securities from Registrant or Subsidiaries*.............................      36
ITEM 13.  Interest of Management in Certain Transactions..............................................      36

                              PART II
ITEM 14.  Description of Securities to be Registered*.................................................      37

                             PART III
ITEM 15.  Defaults Upon Senior Securities*............................................................      37
ITEM 16.  Changes in Securities and Changes in Security for Registered Securities*....................      37

                              PART IV
ITEM 17.  Financial Statements**......................................................................      37
ITEM 18.  Financial Statements........................................................................      37
ITEM 19.  Financial Statements........................................................................     F-1

(*)......Omitted because the item is inapplicable or the answer is negative.
(**).....The Company has responded to Item 18 in lieu of this Item.
                                -----------------

     Industrias Bachoco, S.A. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries. Its principal operating subsidiary is Bachoco, S.A. de C.V. ("BSACV"), which owns Bachoco's principal operating assets and which accounted for 98.1% of consolidated total assets at December 31, 1998. References herein to "Bachoco" or the "Company" are, unless the context otherwise requires, to Industrias Bachoco, S.A. de C.V. and its consolidated subsidiaries as a whole.

     The Company is incorporated under the laws of Mexico, and all of its operations are in Mexico. The principal executive offices of the Company are located at Avenida Tecnologico No. 401, Celaya, Guanajuato, Mexico C.P. 38010, and its telephone number is (524) 618-3500.

                           Presentation of Information

     The Company publishes its financial statements in Mexican pesos and presents its financial statements in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"). Mexican GAAP requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. All data in the financial statements included herein in Item 18 (together with the notes thereto, the "Consolidated Financial Statements") and the selected financial information included throughout this Annual Report on Form 20-F (this "Annual Report") have been restated in constant pesos as of December 31, 1998, except as otherwise indicated.

     Mexican GAAP differs in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). For a discussion of certain significant differences between Mexican GAAP and U.S. GAAP as they relate to the Company, together with a reconciliation of net income and stockholders' equity to U.S. GAAP, see Note 13 to the Consolidated Financial Statements. The effect of price level restatement under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 13 to the Consolidated Financial Statements.

     References herein to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States. References herein to "pesos" or "Ps." are to the lawful currency of Mexico. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.9.876 to U.S.$1.00, the exchange rate provided by Grupo Financiero Banamex - Accival, S.A. on December 31, 1998.

     Certain amounts set forth herein may not sum due to rounding.

     As used herein, the term "tonnes" refers to metric tons of 1,000 kilograms (equal to 2,204.6 pounds) and the term "billion" refers to one thousand million (1,000,000,000). One square meter is equivalent to 10.764 square feet.

                                   Market Data

     This Annual Report contains certain statistical information regarding the Mexican chicken, beef, egg and swine markets and Bachoco's market share. This information has been derived from a variety of sources, including the producers' associations Union Nacional de Avicultores ("UNA"), Consejo Nacional Agropecuario ("CNA") and Consejo Mexicano de Porcicultura ("CMP"), as well as Banco de Mexico (the "Mexican Central Bank"), Secretaria de Agricultura Ganaderia y Desarrollo Rural (the "Ministry of Agriculture, Livestock and Rural Development" or "SAGAR") and publications of the U.S. Department of Agriculture ("USDA"). The producers' associations rely principally on data provided by their members. Information for which no source is cited has been prepared by Bachoco on the basis of its knowledge of the Mexican chicken, egg and swine markets and the wide variety on information available to it. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable.

                           Forward-Looking Statements

     The Company may from time to time make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by an officer, director or employee of the Company to analysts, institutional investors, representatives of the media and others.

     Examples of such forward-looking statements include, but are not limited to: (i) projections of revenues, income (or loss), earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios, (ii) statements of plans, objectives or goals of the Company or its management, including those relating to new contracts, (iii) statements about future economic performance, and (iv) statements of assumptions underlying such statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve inherent risks and uncertainties, and the Company cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Such factors include: economic, weather and political conditions, raw material prices, competitive conditions and demand for chicken, eggs and swine. The Company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

                                     PART I

ITEM 1    Description of Business

General

     Bachoco is the largest poultry producer in Mexico, with three principal product lines: chicken, eggs and swine. With production of approximately 4.5 million broilers per week, Bachoco accounted for approximately 22.3% of total Mexican chicken production in 1998. As a vertically integrated producer, Bachoco controls virtually all aspects of the production and distribution process, which enables it to exercise cost controls and to maintain high standards of quality, service and efficiency. With over 450 production and distribution facilities disbursed throughout Mexico, the Company's operations include preparing feed, breeding, hatching and growing broilers and processing, packaging and distributing chicken products. Sales of chicken products accounted for 86.5% of Bachoco's net sales in 1998.

     Bachoco is the third largest producer of table eggs in Mexico, producing approximately 1.6 million dozen eggs per week. Bachoco has been an innovator in packaging and marketing of table eggs. Sales of eggs accounted for 9.6% of Bachoco's net sales in 1998. Sales of swine, which the Company sells on the hoof to meat packers for the production of pork products, accounted for 2.3% of Bachoco's net sales in 1998. The remaining portion of net sales was made up of miscellaneous poultry-related products.

     The following table sets forth, for each of the periods presented, the volume of chicken, eggs and swine sold by Bachoco.

                              Bachoco Sales Volume

                                                               Year Ended December 31,
                                            --------------------------------------------------------------
                                            1994           1995          1996           1997          1998
                                            ----           ----          ----           ----          ----
                                                                (thousands of tonnes)
Chicken..............................       224.1          267.6          280.5          321.9         354.2
Eggs.................................        63.6           61.6           62.8           62.8          63.1
Swine................................        10.3           10.7           10.9           11.2          11.2

     Due to strategic acquisitions, internal growth and improved efficiency, Bachoco's volume of chicken sold increased by 58.1% from 1994 to 1998 (compared to an increase of 14.7% in overall Mexican chicken production). Bachoco's share of overall Mexican chicken production increased from 16.2% to 22.3% during the same period. Bachoco has improved the efficiency of acquired facilities to take full advantage of the additional production capacity and distribution opportunities. The Mexican poultry industry varies regionally, with few producers operating in multiple regions. Management believes that Bachoco has the broadest geographic market coverage in the Mexican poultry industry and that it is one of the largest poultry suppliers in the Mexico City metropolitan region, which accounts for a significant portion of overall Mexican chicken consumption. In the regions it serves, Bachoco currently sells in every major product category and channel of distribution for poultry products, and the Company expects to continue to do so in order to meet growing consumer demand.

     Industrias Bachoco, S.A. de C.V. is a holding company with no operations other than holding the stock of its subsidiaries and engaging in transactions with its subsidiaries. Its principal operating subsidiary is BSACV, which owns Bachoco's principal operating assets, and which accounted for 98.1% of consolidated total assets at December 31, 1998 and 99.9% of consolidated revenues for the year ended December 31, 1998. In addition, it has eight other small consolidated operating subsidiaries. The shares of the consolidated operating subsidiaries that are not owned by Industrias Bachoco, S.A. de C.V. represent immaterial ownership interests of local farmers.

Background and Ownership Structure

     Founded in 1952 by the Robinson Bours family as a small commercial egg operation in the state of Sonora, Bachoco has grown through expansion of its existing facilities and through acquisitions of additional facilities from other poultry producers. In 1974, the Company established operations in Celaya, located in the agricultural region of Bajio, to begin servicing the Mexico City metropolitan region. Beginning in 1988, Bachoco's management, recognizing the potential for growth in Mexican chicken consumption and the advantages of a large, vertically integrated operation, began to increase production capacity and market share and to seek opportunities for geographic expansion. The Company extended its market coverage, particularly in 1993 and 1994, through the purchase of fixed assets and inventory from major regional producers facing financial difficulties. Following each acquisition, Bachoco invested heavily to build on the benefits of vertical integration and to apply Bachoco's production and distribution methods and economies of scale to improve the performance of the acquired facilities.

     In April 1995, members of the Robinson Bours family with ownership interests in Bachoco (the "Robinson Bours Stockholders") created a trust (the "Control Trust"), the principal purpose of which is to hold a controlling interest in the Company's Series B Shares. Bachoco's common stock ("Common Stock") consists of Series B Shares ("Series B Shares") and Series L Shares of limited voting stock ("Series L Shares") (collectively, the "Shares"). The Shares are grouped into units. Each Unit ("Unit") consists of one Series B Share and one Series L Share. Each B Unit ("B Unit") consists of two Series B Shares. The Shares constituting each Unit or B Unit will not be separable until September 2007, at which time the Units and B Units will automatically separate into their component shares.

     In September 1997, the Company made an initial public offering of Units representing 17.25% of the outstanding Shares. Following the offering, the Control Trust held Units and B Units representing 68.0% of the outstanding Series B Shares. As of December 31, 1998, the Robinson Bours Stockholders owned Units and B Units representing 88.5% of the Series B Shares outstanding. As a result, the Robinson Bours Stockholders continue to have the power to control the Company.

     Members of the Robinson Bours family, together with certain executive officers of the Company, hold a majority of the seats on the Board of Directors of the Company. Enrique Robinson Bours is the Chairman of the Board of Directors.

     In November 1998, the Company approved a stock repurchase plan (the "Repurchase Plan"), under which the Company may repurchase up to 3% of the total shares outstanding, in accordance with Mexican securities laws. To execute the Repurchase Plan, the Company created a reserve of Ps.184.4 million, which reduced retained earnings on the Company's balance sheet. No shares were repurchased prior to January 1, 1999. As of May 15, 1999, the Company had repurchased 1,175,000 Units, representing 0.39% of the total shares outstanding.

Business Strategy

     Over the past decade, Bachoco has more than doubled its chicken production, establishing itself in every major product category and distribution channel for chicken and expanding to cover a broader geographic market in Mexico than any other chicken producer. Bachoco has also increased the efficiency of its production process and built a reputation for the freshness of its chicken products and quality of its customer service.

     The Mexican poultry industry has experienced considerable consolidation in recent years. Bachoco evaluates possible acquisitions of other poultry producers or production facilities from time to time and may pursue certain opportunities consistent with its business strategy. The key elements of Bachoco's strategy are as follows:

o Increased market penetration through expanded distribution. The Company has an extensive distribution network, supported by its own transportation fleet, superior knowledge of existing wholesale channels and strategically located cold storage warehouses and facilities. Since 1992, the Company has increased substantially its distribution routes. Bachoco plans to continue to develop and improve its distribution network and systems in every product category and throughout expanding geographic areas in Mexico.

o Increased service and market responsiveness. Bachoco seeks to remain a leader in the Mexican poultry market by maintaining high standards of customer service and continuing to be responsive to the changing needs of varying market segments. As part of this strategy, the Company has structured its operations in such a way as to enable it to vary the size, weight and color of its chicken products depending upon the particular demands of the market segment. In addition, the Company has decentralized order and sales services from its headquarters to its cold storage warehouses and facilities, which serve as mid-points in distribution to wholesalers and local customers. This strategy has allowed Bachoco to stay closer to its customer base and to better cultivate growing customer segments, such as food-service operators, supermarkets and food wholesale clubs.

o Low-cost production and operating efficiency. Bachoco is among Mexico's lowest cost producers and distributors of chicken, due in part to economies of scale and vertically integrated operations. The Company pursues on-going programs to increase operating efficiencies and reduce operating costs.

o Continued brand differentiation. Bachoco has developed a brand image for premium fresh chicken and eggs in Mexico. Building on the success of its branded products to date, Bachoco seeks to continue to promote its brand name through billboards, packaging, special publicity campaigns, and through development of brand loyalty among wholesale and retail distributors.

Chicken Market Overview

     Virtually all of the chicken sold by Bachoco and other major chicken producers in Mexico is fresh chicken. Fresh chicken is a central ingredient in many traditional Mexican dishes and the leading meat consumed in Mexico. Further-processed chicken, such as heat-and-serve products, frozen dinners, chicken nuggets and other similar foods, has found limited acceptance among Mexican consumers, in part because of historical consumer preferences and in part because a significant number of Mexicans have limited freezer capacity and limited access to microwave or other types of ovens. The Company estimates that further-processed chicken products account for less than 2% of the chicken sold in Mexico.

     In addition to freshness, Mexican consumers value other distinguishing characteristics in chicken that vary for different presentations. For example, Mexican consumers generally prefer chicken with pronounced yellow skin pigmentation, a characteristic that Bachoco attains principally in its public market and supermarket broiler chicken products by including marigold extract in its chicken feed. Smaller whole fresh chicken has also been in increasing demand in connection with various forms of fast-food outlets, principally chicken roasting shops known as rosticerias and asaderos, which have developed rapidly in recent years.

     Total Mexican chicken consumption increased by 14.7% from 1994 to 1998. According to UNA, chicken is the leading meat consumed in Mexico, and accounted for approximately 40% of the meat consumed in Mexico, during 1998. The following table sets forth total Mexican consumption of chicken, pork and beef for the years 1994-1998.

                  Mexican Consumption of Chicken, Beef and Pork

                                                            1994       1995        1996        1997       1998
                                                            ----       ----        ----        ----       ----
                                                                          (thousands of tonnes)
Chicken..............................................       1,383       1,512      1,478       1,493       1,587
Beef.................................................       1,365       1,412      1,330       1,340       1,375
Pork.................................................         873         922        910         939         956

Sources: UNA and SAGAR.

     The Mexican chicken industry, like the chicken industry in other countries, has been characterized by a long-term decline in real prices and by cyclical periods of higher profitability, followed by overproduction, leading to periods of lower prices and lower profitability. As a result of the Mexican economic crisis beginning in December 1994, real chicken prices declined significantly in 1995. Although prices recovered slightly in 1996, prices fell again in 1997 and 1998 in real terms. Bachoco believes that Mexican chicken prices may decline further in real terms, and that prices for chicken may also vary cyclically.

     Bachoco believes that the changes in Mexican chicken consumption have been closely correlated with changing chicken prices and effects on consumer purchasing power. In 1993 and 1994, when chicken prices were stable or declined only slightly, the growth in consumption was relatively slow. In 1995, when supply increased and real prices felt, chicken consumption grew by 8.8%. Chicken consumption fell by 2.2% in 1996, as many smaller producers went out of business during the economic crisis, causing supply to contract and prices to rise. In 1997 and 1998 chicken consumption increased by 1.0% and 6.3% respectively, as a result of a decline in chicken prices, an increase in supply and improved economic conditions in Mexico.

Chicken Products

     Five principal product categories exist for fresh chicken in Mexico: live, rotisserie, public market, supermarket broiler and chicken parts.

     "Live" chicken is delivered alive to small independent slaughtering operations or to wholesalers that contract with independent slaughtering operations for processing. The freshly-slaughtered chicken is then sold to chicken shops and other specialized retailers for sale to consumers, and in some areas is sold directly to consumers by the slaughterhouse. According to UNA, live chicken accounts for approximately 42% by volume of the chicken sold by producers in Mexico.

     "Rotisserie" chicken is a whole broiler presented eviscerated and ready to cook. Rotisserie chicken is sold by wholesalers and directly by producers to small shops, stands (rosticerias or asaderos) and supermarkets, which cook the chicken and sell it whole and freshly cooked to the end-consumer, providing an economical form of fast-food. Rotisserie chicken represents the fastest growing segment of the Mexican chicken market. According to UNA, rotisserie chicken accounts for approximately 27% by volume of the chicken sold by producers in Mexico.

     "Public market" chicken is a whole broiler presented uneviscerated, generally sold within 48 hours after slaughter in public markets throughout Mexico, but primarily concentrated in the Mexico City metropolitan region. According to UNA, public market chicken accounts for approximately 18% by volume of the chicken sold by producers in Mexico.

     "Supermarket Broiler" chicken is a fresh whole broiler presented with the edible viscera packed separately. It is sold in most cases directly by producers to supermarkets and, in some regions, to other independent food shops. Mexican consumers' preference for freshness requires regular deliveries of chicken to supermarkets and other food shops. According to UNA, supermarket broiler chicken accounts for approximately 9% by volume of the chicken sold by producers in Mexico.

     "Chicken Parts" refers to cut-up fresh chicken parts sold wrapped in trays or in bulk principally to supermarket chains and to the fast-food industry and other institutional food-service providers. Producers generally sell directly to the supermarket chains and deliver the chicken directly to the outlet. Sales to the institutional market often require customized cutting and presentation. According to UNA, chicken parts account for approximately 4% by volume of the chicken sold by producers in Mexico.

     In addition to the foregoing chicken products, Bachoco sells on a small scale certain further-processed chicken products to supermarkets and other retailers. The following table sets forth, for each of the periods presented, the volume of each principal line of chicken products sold by Bachoco in tonnes and as a percentage of the total volume of chicken sold.

                                                         Year Ended December 31,
                              ----------------------------------------------------------------------------
                              1994              1995              1996              1997              1998
                              ----              ----              ----              ----              ----
                                 % of              % of              % of              % of              % of
                         Volume   Total    Volume   Total    Volume   Total    Volume   Total    Volume   Total
                         ------   -----    ------   -----    ------   -----    ------   -----    ------   -----
                                                (thousands of tonnes, except percentages)
Public Market and
   Rotisserie.........    135.6    60.5%    161.9    60.5%   184.9     66.0%    210.8    65.5%    229.7    64.8%
Supermarket Broiler,
   Chicken Parts and
   Other(1)...........     53.4    23.9      62.1    23.2     71.8     25.6      87.2    27.1      99.9    28.2
Live..................     35.2    15.7      43.6    16.3     23.8      8.5      24.0     7.4      24.7     7.0
Total.................    224.1   100.0%    267.6   100.0%   280.5    100.0%    321.9   100.0%    354.2   100.0%
                          =====   =====     =====   =====    =====    =====     =====   =====     =====   =====

(1) "Other" comprises sales of further-processed poultry products, viscera and other products.

     Bachoco's product mix varies from region to region, reflecting different consumption and distribution patterns. The Company believes that fresh chicken will continue to be the dominant form of chicken demanded by the market in Mexico although consumer demand for value-added, fresh chicken products, such as rotisserie chicken, supermarket broilers and chicken parts will increase over time. Accordingly, the Company's business strategy continues to focus principally on the production of fresh chicken and value-added fresh chicken products.

Chicken Marketing, Sales and Distribution

     Bachoco has developed an extensive distribution system that it believes is the largest and most modern of any chicken or egg producer in Mexico. Bachoco uses various channels of distribution in every major product category to service different market segments. For example, in the Mexico City area, most public market chicken is transported by Bachoco directly to wholesalers which then transport the chicken to retail sellers. The majority of rotisserie, supermarket broilers and other chicken products are transported to customers by Bachoco's own fleet. Bachoco does not compete with wholesale distributors, but tries to cooperate with existing distribution channels and to supply its own distribution capacity where needed for market penetration.

     Bachoco distributes products from its four processing plants (located in Celaya, Culiacan, Puebla and Lagos de Moreno) to its cold-storage facilities and warehouses, which serve as a mid-point in distribution to wholesalers and local customers. From its cold-storage facilities, Bachoco services wholesalers, who in turn deliver to their customers, and transports certain products directly to supermarkets and food-service operations. Bachoco's distribution infrastructure includes 38 cold-storage warehouses and facilities and a large fleet of vehicles. The decentralization of the sales force permits Bachoco to remain close to developments in the regions it serves and to develop close relationships with its customers.

     Set forth below is a description of Bachoco's marketing, sales and distribution strategies for each of its major chicken products.

Live chicken

     Bachoco sells live chicken primarily to wholesalers, which have the chicken processed by independent slaughterhouses and resell it as public market chicken. To a lesser extent, Bachoco sells to small independent slaughterhouses in the Southeast, where live chicken is still the standard. Additionally, customers can pick up live chicken at Bachoco's farms. Bachoco believes that there is a market trend away from live chicken and has concentrated primarily on production of public market chicken instead of live chicken.

Rotisserie chicken

     Rotisserie chicken has been Bachoco's fastest growing product since 1988 when it was first produced by the Company. Bachoco sells its rotisserie chicken directly to rosticerias, asaderos and supermarkets.

     The growth in Bachoco's sales of rotisserie chicken has been attributable in part to the rapid growth of the market for freshly cooked chicken sold by rosticerias and asaderos and in the rotisserie sections of supermarkets. Bachoco expects this market to continue to grow because it provides consumers with convenient, low-priced and high-quality fast food. The Company believes that success in supplying rotisserie chicken depends on consistency and good service and that only the larger producers such as Bachoco, with more modern processing facilities and distribution capacity, can compete in this market. Bachoco has increased its market share by consistently providing high-quality products and by using its own trucking fleet to deliver directly to retailers on a punctual, dependable basis. The Company expects to expand its sales of rotisserie chicken using its increasingly developed transportation and distribution network.

Public market chicken

     Bachoco believes that it is the largest producer of public market chicken in Mexico. Approximately 200 wholesalers of whole fresh chicken operate in the Mexico City region, and Bachoco regularly sells to more than 50 of them. Most of Bachoco's wholesale customers rely principally on Bachoco for public market chicken, although Bachoco has no exclusive supply arrangements. Bachoco's principal focus in this market has been to provide superior distribution and service to its selected wholesalers in order to maintain and further develop loyalty. Public market chicken is ordinarily sold to consumers without any packaging or other identification of the producer, but Bachoco's distribution system encourages wholesalers to sell to retailers from Bachoco's trailers, reinforcing Bachoco's reputation for freshness and efficiency of service and fostering brand loyalty among retailers. Bachoco believes it has developed excellent relations with the wholesalers it serves.

Supermarket broiler chicken

     Bachoco sells supermarket broilers, as well as chicken parts and eggs, directly to the principal supermarkets, convenience store chains and wholesale clubs in Mexico. In supermarket broiler chicken sales, Bachoco emphasizes its brand image and loyalty among consumers as well as superior service, reinforced by frequent delivery to ensure freshness. Each chain negotiates purchases centrally, but Bachoco delivers directly, ordinarily at least once every 48 hours, to every point of sale. The Company leads the market in the frequency of its deliveries to supermarkets. Approximately 37% of Bachoco's supermarket chicken is sold in vacuum-packed packaging with Bachoco's brand name printed on it.

Chicken parts

     Bachoco sells chicken parts principally to supermarkets, using the same marketing strategy as for supermarket chicken. Bachoco has also begun to develop sales of chicken parts to the small but growing franchise fast-food and institutional food-service industries. Bachoco is continuing to develop custom-cutting processes to help meet demand from fast-food and institutional customers for a wider variety of chicken parts.

Frozen and further-processed poultry

     Frozen, heat-and-serve and other further-processed poultry products account for an insignificant proportion of Mexican poultry consumption today, in part because of Mexican consumer preferences and to a relative lack of refrigeration capacity and microwave and regular ovens among Mexican consumers. When there is potential for substantial growth, management believes that Bachoco's distribution network, its large market share for supermarket chicken sales, its brand name and its experience in a wide range of existing Mexican distribution channels will be important competitive strengths. Bachoco is moving to produce and introduce various further-processed poultry products in Mexico, which will be developed according to Mexican customer preferences. The Company will continue to do so as this market grows.

Egg Products

     Annual per capita egg consumption in Mexico is relatively high compared to other countries. Annual per capita consumption of eggs in 1998, according to the USDA, was 300 in Mexico, compared with 247 eggs in the United States. According to UNA, Mexican egg consumption increased by 15.4% from 1994 to 1998. This high level of consumption is due in part to the fact that eggs are a relatively cheap source of protein.

     The Mexican egg industry is highly fragmented. According to UNA, the largest egg producer in Mexico had a market share of 8.2% in 1998 while Bachoco had a market share of 3.7% during the same period. Bachoco's strategy centers on increasing sales of cartons to increase brand recognition and differentiation of its eggs for their quality and freshness.

     Eggs were traditionally distributed in cases of 360 eggs through wholesalers to retailers, typically small grocery shops, which sold the eggs by weight to consumers. Presently, approximately 15% of the eggs sold in Mexico are sold in packaged form, 5% are sold processed and approximately 80% are sold in bulk to wholesalers. The branded carton of brown eggs is a premium product in the Mexican market, and the Company believes that brown eggs are less vulnerable to price fluctuations than white or unbranded eggs. The trend in recent years has been towards packaged egg sales. Management expects that convenience, the development of brand loyalty and the growth of supermarket chains will contribute to continuing this trend.

     Bachoco principally sells brown eggs, which presently account for less than 10% of Mexican egg consumption. Management believes that brown eggs are perceived in the market to be of higher quality and consequently command a small premium over white eggs. Bachoco is by far the leading producer of brown eggs in Mexico, and estimates that it has approximately 40% of the Mexican brown egg market and 90% of the Mexican branded brown egg market. In some regions, however, Bachoco has switched part of its production to white eggs because of local market conditions. The distribution system for eggs is designed to transport eggs from Bachoco's laying farms at Celaya, Los Mochis, Ciudad Obregon and Mexicali to customers in all sales regions. Bachoco sells packaged eggs directly to all of the principal supermarket chains in Mexico, with daily deliveries directly to the outlets.

Swine and Other

     Bachoco purchases breeder swine live from the United States and breeds them at facilities in Navojoa. It then raises swine to maturity at farms in Celaya and three other locations. The mature swine are sold on the hoof to Mexican swine meat packers for the production of pork products. The price of swine declined in 1998, due to domestic overproduction and increased imports coming from the United States. Traditionally, Mexicans have consumed less swine and swine products than chicken and other types of meat. The Company does not currently intend to make material investments in this line of business.

Raw Materials

     Bachoco purchases its breeding stock for broilers and layers from high-quality suppliers. Bachoco currently purchases all of its breeder swine from one supplier, but it has changed suppliers from time to time and has numerous alternative sources of supply.

     The largest single component of Bachoco's cost of sales is the cost of ingredients used in the preparation of feed, including principally, sorghum, soymeal, corn, fishmeal, meatmeal and, for certain chicken products, marigold extract. The price of these ingredients is subject to significant volatility resulting from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. In order to reduce the potential adverse effect of grain price fluctuations, Bachoco varies the composition of its feed to take advantage of current market prices for the various types of ingredients used.

     Beginning in 1992, various procedural restrictions on importing grains were lifted, and current Mexican agricultural policy is to eliminate price supports in favor of direct subsidies for domestic farmers. Under the North American Free Trade Agreement ("NAFTA"), the tariff on sorghum was eliminated effective January 1, 1994 and tariffs on other grains (other than corn) which Bachoco uses will gradually be eliminated from 1994 to 2003. Corn tariffs will be eliminated by 2008. Management expects these developments to have a positive effect on Bachoco's cost of production.

     At present, Bachoco has taken advantage of the lower cost of feed ingredients available from Mexican sources and has increased the portion of its total needs that it sources locally from approximately 40% in 1995 to approximately 85% in 1998. Management believes that local feed ingredients, particularly sorghum, is of superior quality compared to imported feed ingredients. In addition, the use of local feed ingredients allows the Company to save on transportation costs and import duties.

     With the exception of certain short-term futures contracts, the Company currently does not engage in hedging against grain price fluctuations. The Company may engage in hedging of its feed costs from time to time in the future.

Competition

     Bachoco is Mexico's largest chicken producer, but it faces significant competition from other producers in all of the markets in which it sells its products. There are four other major vertically integrated poultry producers, which together with Bachoco account for approximately 54.0% of total Mexican poultry production, with the balance distributed among hundreds of small and medium-sized integrated and non-integrated producers. The major producers, including Bachoco, have substantial cost advantages arising from economies of scale and control of the preparation of feed, over smaller, non-integrated producers. Mexico's four other major chicken producers are Pilgrim's Pride de Mexico, S.A. de C.V. ("Pilgrim's Mexico"), a subsidiary of the U.S. chicken producer Pilgrim's Pride Corporation; Univasa, a subsidiary of the Mexican conglomerate DESC, S.A. de C.V.; Trasgo, S.A. de C.V. ("Trasgo"), which since April 1994 has been controlled by the U.S. chicken producer Tyson Foods, Inc.; and Productos Agropecuarios de Tehuacan, S.A. de C.V. ("PATSA"). To varying degrees, each of these four companies has substantial financial resources and strengths in particular product lines and regions, but none is strong in as broad a range of chicken products and geographic markets as Bachoco. Bachoco believes that it has substantial competitive strengths but expects that it will continue to face strong competition in every market and that existing or new competitors are likely to broaden their product lines and to extend their geographic coverage.

     There are considerable barriers to entry into large-scale chicken production and distribution in Mexico, including, for example, the consumer preference for fresh chicken, the weaknesses of transportation infrastructure, and varying regional preferences among the various product categories. The channels for distribution of chicken products, in particular, are highly specialized and varied, and they call for in-depth experience in market practices.

     Poultry producers in the United States have developed low-cost production techniques and have been successful in exporting primarily frozen and further-processed poultry to other countries, especially in periods of overcapacity in the United States. As tariff barriers decline under NAFTA, U.S. poultry producers can be expected to increase their exports to Mexico. However, management does not believe that Mexican consumer acceptance of frozen or further-processed poultry products will grow significantly in the near future or that fresh chicken can be distributed throughout Mexico from processing facilities in the United States in a cost-effective fashion. The Company believes that U.S. poultry producers will continue to compete in the near future principally through investment in additional production and processing capacity in Mexico.

     Bachoco is the third largest producer of eggs in Mexico, with approximately 3.7% of total Mexican egg production in 1998. According to UNA, the largest producer accounted for approximately 8.2% of total Mexican egg production, and the top six producers together accounted for approximately 30% of total Mexican egg production, with the balance distributed among thousands of smaller producers. The Mexican swine industry is highly fragmented, and no producer has more than 2.5% of the market. At December 31, 1998 Bachoco had less than 1% of the Mexican market share in swine. Tariff barriers are moderate and accordingly U.S. producers already compete in Mexico.

Mexican Regulation

Mexican Import Regulation and Price Controls

     NAFTA became effective on January 1, 1994. Prior to NAFTA, the Mexican poultry and egg markets were protected from foreign imports by a licensing and quota system. Under NAFTA, Mexico has implemented a transitional tariff rate quota system for imports for poultry and eggs from the United States that is scheduled to result in the gradual elimination of tariffs by 2003. Bachoco expects the implementation of NAFTA to stabilize the level of imports and to permit improved control of imports, which may result in increased competition by importers.

     Duty-free access to the Mexican market is now permitted for a specified amount of fresh or frozen poultry, with separate sub-limits for whole turkeys, other whole poultry, turkey parts, other poultry parts, and deboned chicken. The aggregate annual quota for 1998 was 106.9 thousand tonnes, with sub-quotas of
14.6 thousand tonnes and 28.1 thousand tonnes applicable to whole chicken and poultry parts, respectively. The quotas will increase by 3% per year until the expiration of tariffs in 2003. Imports above the quotas are permitted, but they are subject to a tariff of 208.0% ad valorem, which will decline to 197.6% by 1999 and be phased out by 2003. The aggregate amount of the 1998 quota was roughly equivalent to 6.3% of total Mexican poultry consumption, while the sub-quota applicable to whole chicken was roughly equivalent to approximately 1.0% of the Mexican whole chicken market. Imports of further-processed chicken were subject to a tariff of 208.0% ad valorem but were not subject to a quota.

     Duty-free access is now also permitted for 7,315.9 tonnes of eggs per year, and the quota will increase by 3% each year until 2003. The initial amount was equivalent to less than 1% of Mexican egg consumption. Imports of fresh eggs above the quota were subject to a tariff of 40% ad valorem in 1998, which will decline to 38% in 1999 and be phased out by 2003.

     Swine imports are subject to a tariff of 20% ad valorem and no numerical quota. The implementation of NAFTA does not affect swine.

     In addition to NAFTA, Mexico has entered into free trade agreements with several other countries. Although such agreements may result in lower tariffs on the Company's products, management believes that imports from such countries will not increase substantially in the future, due to transportation and distribution costs.

Antitrust Regulations

     The Mexican Economic Competition Law (Ley Federal de Competencia Economica), which took effect on June 22, 1993, regulates monopolies and monopolistic practices. Under this law, all companies (including Bachoco) are required to notify the Federal Competition Commission (Comision Federal de Competencia) of all proposed transactions exceeding specified threshold amounts as set forth in the Economic Competition Law. The Federal Competition Commission can impose conditions on, and prevent or unwind any such transactions, by Mexican companies.

Environmental and Sanitary Regulation

     Bachoco's operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal laws are the federal General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecologico y Proteccion Ambiental) (the "Ecological Law"), which is administered by the Ministry of Environment, Natural Resources and Fish (Secretaria del Medio Ambiente, Recursos Naturales y Pesca, or "Semarnap") and the Law of National Waters (Ley de Aguas Nacionales) which is administered by the National Water Commission (Comision Nacional del Agua). Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise control and hazardous substances. Semarnap can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Every company in Mexico is required to provide Semarnap with periodic reports regarding compliance with the Ecological Law and the regulations thereunder.

     The level of environmental regulation in Mexico has increased in recent years, and the enforcement of the law is improving. Bachoco expects this trend to continue and to be stimulated by international agreements between Mexico and the United States. In particular, the Mexican environmental laws set forth standards for water discharge that are applicable to poultry processing operations. Bachoco's largest processing plants, at Celaya and Culiacan, have water treatment plants that permit them to comply with the standards. Bachoco is currently completing construction of water treatment plants at Puebla and Lagos de Moreno processing plants, in order to ensure compliance with applicable standards. Bachoco is implementing other investment projects, in anticipation of stricter environmental requirements in the future. The Company does not expect that compliance with the Mexican environmental laws or Mexican state environmental laws will have a material effect on Bachoco's financial condition or performance.

     The production, distribution and sale of chicken, eggs and swine are subject to Mexican federal and state sanitary regulations. The principal legislation is the federal General Health Law (Ley General de Salud) and the Federal Animal Health Law (Ley Federal de Sanidad Animal). The Federal Animal Health Law was enacted in 1993, and Bachoco is working closely with the Mexican Government to develop regulatory standards and inspection methods for chicken processing. Currently the Mexican authorities do not monitor production or inspect products to the same degree as sanitary authorities in other countries, including the USDA in the United States. Management believes that Bachoco is in compliance with all applicable sanitary regulations.

Employees

     As of December 31, 1996, 1997 and 1998, respectively, Bachoco had approximately 9,042, 10,090 and 10,806 employees. Approximately 61.1% of employees in 1998 were members of labor unions.

     Labor relations between Bachoco and its employees are governed by 22 separate collective labor agreements, each relating to a different group of employees and negotiated on behalf of each such group by a different labor union. As is typical in Mexico, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. Bachoco seeks to attract dependable and responsible employees to train at each of its plants and facilities and it offers attractive salary and benefit packages, including a pension and savings plan, to its employees.

     Management believes that Bachoco has good relations with its employees. Bachoco has not experienced significant work stoppages as a result of labor problems.

ITEM 2.   Description of Property

     Bachoco's production and storage facilities are located throughout the regions it serves in order to ensure freshness and minimize transportation time and costs. The most extensive facilities are grouped in complexes that include farms and processing plants. The largest of the Company's complexes is at Celaya, where Bachoco has broiler grow-out farms, a broiler processing plant and egg production farms representing more than half of its egg production capacity. The complex at Culiacan includes broiler grow-out farms and a broiler processing plant, as do the complexes located in Puebla and Lagos de Moreno. There are smaller egg production farms at Los Mochis, Ciudad Obregon and Mexicali.

     The following table summarizes Bachoco's production facilities.

                          Bachoco Production Facilities

                                                                          Number
                                                                          ------
     Type
     ----
     Chicken breeding farms .........................................         87
     Broiler grow-out farms .........................................        299
     Broiler processing plants ......................................          4
     Egg incubation plants ..........................................         15
     Egg production farms ...........................................         51
     Swine breeding farms ...........................................          1
     Swine grow-out farms ...........................................         10
     Feed plants ....................................................          8

     Bachoco currently operates eight feed plants at which it manufactures feed for its chicken, egg and swine operations. Total production capacity of the feed plants is approximately 118,000 tonnes per month. Bachoco believes that it is the largest producer of animal feed in Mexico.

     In addition to its production facilities, Bachoco's other facilities include a poultry manure processing plant, two experimental farms at which Bachoco conducts research and development activities, and facilities for the production of animal vaccines and medicines, some of which are sold to third parties. It also has a headquarters building at Celaya and 38 sales centers throughout the regions it serves. While Bachoco owns most of its facilities, the Company leases certain farms and sales centers, as well as the feed plant at the Puebla complex, and the Company employs a network of contract growers. Bachoco has built a new feed plant at the Puebla complex which is expected to begin operations at the end of the second quarter of 1999 and which will replace the leased feed plant.

     Bachoco's own fleet of trucks carries feed from feed mills to farms, live chicken from farms to processing plants, day-old chickens from egg incubation plants to farms, chicken products and eggs from farms to distribution centers and, eventually, products from distribution centers to customers.

ITEM 3.   Legal Proceedings.

     Bachoco is a party to certain legal proceedings in the ordinary course of its business. The Company's management believes that none of these proceedings, individually or in the aggregate, is likely to have a material adverse effect on the Company.

ITEM 4.   Control of Registrant.

     The Company's Common Stock consists of 450,000,000 Series B Shares and 150,000,000 Series L Shares. Holders of Series B Shares are entitled to one vote at any general meeting of the stockholders of the Company for each Series B Share held. Holders of Series L Shares are entitled to one vote for each Series L Share held, but only with respect to certain limited matters. Each Unit consists of one Series B Share and one Series L Share. Each B Unit consists of two Series B Shares. In April 1995, the Robinson Bours Stockholders created the Control Trust to hold certain Units owned by members of the Robinson Bours family. The Robinson Bours Stockholders, through the Control Trust and a separate trust established in connection with the Company's 1997 initial public offering (the "Family Trust"), owned Units and B Units representing approximately 65.5% of the Series L Shares and 88.5% of the Series B Shares outstanding at December 31, 1998. In total, the Control Trust and the Family Trust owned 496,500,000 Shares outstanding at December 31, 1998.

     The table below sets forth certain information regarding the direct or indirect ownership of outstanding Shares by the Control Trust and the Family Trust as of December 31, 1998.

     Title of Class                Identity of Group             Amount Owned        Percent of Class
     --------------                -----------------             ------------        ----------------
Series B(1)                  Control Trust and Family Trust       398,250,000             88.50%

Series L(2)                  Control Trust and Family Trust        98,250,000             65.50

All Classes(3)               Control Trust and Family Trust       496,500,000             82.75

-------------------------
(1) Percentage is based on 450,000,000 Series B Shares, including 300,000,000 shares not registered under Section 12 of the Securities and Exchange Act of 1934.

(2)  Percentage is based on 150,000,000 Series L Shares.

(3)  Percentage is based on 600,000,000 Shares.

     Except as set forth in the table above, the Company is not aware of any person that owns 10% or more of its Common Stock.

     In November 1998, the Company, in accordance with rules established by the Comision Nacional Bancaria y de Valores, the Mexican banking and securities commission (the "CNBV"), established a reserve in the amount of Ps.180.0 million (Ps.184.4 million in constant pesos as of December 31, 1998 purchasing power) for the repurchase of shares. The Company may repurchase its shares in the Mexican Stock Exchange at prevailing prices to the extent of the balance remaining in the reserve account or up to 3% of the total shares outstanding. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating a quorum or for voting at any shareholders' meeting during the time that the shares are owned by the Company. No shares were repurchased during 1998. As of May 15, 1999, the Company had repurchased 1,175,000 Units, representing 0.39% of the total shares outstanding.

ITEM 5.   Nature of Trading Market.

     The Units (each comprised of one Series B Share and one Series L Share), are listed on the Mexican Stock Exchange, and the American Depositary Shares ("ADSs", each comprised of six Units), are listed on the New York Stock Exchange. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as Depositary under a Deposit Agreement among the Company, the Depositary and the holders from time to time of ADRs. On December 31, 1998, there were 3,279,696 ADSs outstanding, representing 4.4% of the outstanding Series B Shares and 13.1% of the outstanding Series L Shares, which were held by five holders (including the Depositary Trust Company) with registered addresses in the United States.

     The Units and the ADSs commenced trading on September 19, 1997. The following tables set forth for each quarter of 1997 and 1998 the high, low, and period end sales prices of the Units on the Mexican Stock Exchange as reported by the Mexican Stock Exchange, and the high, low and period end sales price of the ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.


                             Mexican Stock Exchange
                                (pesos per Unit)

          Period              High           Low            Close
          ------              ----           ---            -----
Third Quarter 1997            24.40          23.50          24.00
(from September 19)
Fourth Quarter 1997           26.50          22.00          26.50

          Period              High            Low           Close
          ------              ----            ---           -----
First Quarter 1998            26.50          22.40          24.30
Second Quarter 1998           23.90          14.50          18.30
Third Quarter 1998            18.50          11.80          16.00
Fourth Quarter 1998           18.00          11.80          17.00


                             New York Stock Exchange
                               (in U.S.$ per ADS)

          Period              High           Low            Close
          ------              ----           ---            -----
Third Quarter 1997            18.69          17.69          18.31
 (from September 19)
Fourth Quarter 1997           20.25          16.00          19.50

          Period              High            Low           Close
          ------              ----            ---           -----
First Quarter 1998            19.50          15.56          16.75
Second Quarter 1998           16.69           9.38          12.13
Third Quarter 1998            12.13           6.81           8.88
Fourth Quarter 1998           10.25           7.81          10.25


Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, the Mexican Stock Exchange is organized as a corporation whose shares are held by brokerage houses, which are currently the only entities allowed to own them. These brokerage houses are currently the only entities authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to Mexican tax considerations, however, most transactions in listed securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Units that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside Mexico.

     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores ("Indeval"), a privately-owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

     The Mexican Stock Exchange is one of Latin America's largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets and is therefore subject to greater volatility. There is no formal over-the-counter market for securities in Mexico.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. In late October 1998, prices of both Mexican debt securities and Mexican equity securities dropped substantially following declines earlier in the year in the Asian, Russian and Brazilian securities markets.

Market Regulation

     The predecessor of the CNBV was established in 1946 to regulate stock market activity. The Ley del Mercado de Valores (the "Securities Market Law") of 1975, as amended, regulates the securities markets and brokerage houses and sets standards for the registration of brokers in the Intermediaries Section of the RNVI, a prerequisite to becoming a member of the Mexican Stock Exchange. Prior to registration in the RNVI, brokerage houses must be authorized by the Secretaria de Hacienda y Credito Publico (the "Ministry of Finance") upon the recommendation of the CNBV. Legislative provisions under NAFTA allow foreign securities firms in a NAFTA country to establish and control brokerage firms in Mexico. There are several foreign brokerage houses authorized to operate in Mexico. A number of other foreign brokerage firms have submitted preliminary applications to be authorized to operate in the Mexican Stock Exchange. The Securities Market Law also empowers the CNBV to regulate the public offering and trading of securities. The governing committee of the CNBV is composed of representatives of the Ministry of Finance, the Mexican Central Bank, the Comision Nacional de Seguros y Fianzas (National Insurance and Bonding Commission), the Comision Nacional del Sistema de Ahorro para el Retiro (Commission for the Retirement Savings Fund) and the CNBV.

     Under the Mexican Securities Market Law, the CNBV must be notified before stockholders of a company listed on the Mexican Stock Exchange effect one or more simultaneous or successive transactions resulting in the transfer of 10% or more of such company's capital stock. The holders of the shares being transferred in the transactions are also obligated to inform the CNBV of the results of the transactions within three days of completion of the last transaction, or that the transactions have not been completed. The CNBV will notify the Mexican Stock Exchange of such transactions, without specifying the names of the parties involved.

ITEM 6.   Exchange Control and Other Limitations Affecting Security-Holders.

     Ownership by foreigners of Mexican companies is regulated by the Ley de Inversion Extranjera (the "Foreign Investment Law") and by the Reglamento de la Ley para Promover la Inversion Mexicana y Regular la Inversion Extranjera (the "Foreign Investment Regulations"). The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

     The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of foreign investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may own 100% of the capital stock of Mexican companies or entities; except for the companies (i) engaged in reserved activities as referred to above or (ii) with assets exceeding an amount to be established annually by the Foreign Investment Commission (which has been set at Ps.394 million), in which case an approval from the Foreign Investment Commission shall be necessary in order for foreign investment to exceed 49% of the capital stock. Mexican and non-Mexican nationals will be entitled to hold and to exercise the rights of a holder of the Units, the Series B Shares and the Series L Shares. The Robinson Bours Stockholders have advised the Company that they intend to maintain a control position directly in the form of B Units. Pursuant to the Company's estatutos sociales, foreigners may only own Series B Shares up to 49% of such Series.

     Under Article 201 of the Mexican General Corporate Law, holders of at least 33% of the Company's outstanding Shares may have any resolution adopted by a shareholders' meeting suspended by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken by stating that the challenged action violates Mexican law or the Company's corporate charter. To be entitled to relief, the holder must not have attended the meeting or, if such holder attended, must have voted against the challenged action. Such relief will not be available to holders of ADSs.

ITEM 7.   Taxation.

     The following is a general summary of the principal U.S. federal tax consequences of the acquisition, ownership and disposition of Units or ADSs to a holder that is a citizen or resident of the United States or a U.S. domestic corporation or a person that is otherwise subject to U.S. federal income tax on a net income basis in respect of the Units or ADSs (a "U.S. Holder"). This discussion also summarizes the principal Mexican federal tax consequences of the acquisition, ownership and disposition of units or ADSs by a holder that is not a Mexican Resident (as defined below). This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Units or ADSs. In particular, the summary deals only with U.S. Holders that will hold Units or ADSs as capital assets and does not address the tax treatment of U.S. Holders that own (or are deemed to own) 10% or more of the voting shares of the Company or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold Units or ADSs as a position in a "straddle" for tax purposes, and persons that have a "functional currency" other than the U.S. dollar.

     The summary is based upon tax laws of the United States and Mexico as in effect on the date hereof, which are subject to change, including changes that may have retroactive effect. Prospective purchasers of Units or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Units or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

     A Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and a Protocol thereto, between the United States and Mexico (the "Tax Treaty") took effect on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

     In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the Units represented by those ADSs.

Taxation of Dividends

     U.S. Tax Considerations. Cash dividends paid with respect to Units or the Units represented by ADSs to the extent paid out of the Company's earnings and profits (as determined under U.S. federal income tax principles) will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder, in the case of Units, or the Depositary, in the case of Units represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the "Code"). Dividends paid in pesos will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder, in the case of Units, or the Depositary, in the case of Units represented by ADSs. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received which are converted into U.S. dollars on a date subsequent to receipt. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes.

     Distributions to U.S. Holders of additional Units or preemptive rights relating to Units with respect to their Units or ADSs that are made as part of a pro rata distribution to all stockholders of the Company generally will not be subject to U.S. federal income tax.

     A holder of Units or ADSs that is, with respect to the United States, a foreign corporation or nonresident alien individual (a "Non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on such Units or such ADSs, unless such income is effectively connected with the conduct by such holder of a trade or business in the United States.

     Mexican Tax Considerations. Dividends, either in cash or in any other form, paid with respect to the Shares constituting the Units, or the ADSs are, since 1999, subject to a Mexican withholding tax of 7.6945% for U.S. holders.

Taxation of Capital Gains

     U.S. Tax Considerations. Gain or loss realized by a U.S. Holder on the sale or other disposition of Units or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the Units or ADSs and the amount realized on the disposition. Gain or loss realized by a U.S. Holder on the sale or other disposition of Units or ADSs will generally be long-term gain or loss if, at the time of disposition, the U.S. Holder has held the Units or ADSs for more than one year.

     Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum rate of 28 percent in respect of property held for more than one year and to a maximum rate of 20 percent in respect of property held in excess of 18 months.

     Gain realized by a U.S. Holder on a sale or other disposition of Units or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Deposits and withdrawals of Units by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     A Non-U.S. Holder of Units or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Units or ADSs, unless
(i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Mexican Tax Considerations. Gains on the sale or other disposition of ADSs by holders who are not Mexican Residents (as defined below) will not be subject to Mexican income tax. Deposits of Units in exchange for ADSs and withdrawals of Units in exchange for ADSs will not give rise to Mexican income tax.

     Gains on the sale or other disposition of Units by holders who are not Mexican Residents (as defined below) will not be subject to Mexican income tax if the transaction is carried out through the Mexican Stock Exchange or other securities market approved for this purpose by the Mexican Ministry of Finance and Public Credit pursuant to general rules issued thereby and if the Units are maintained on the list of publicly traded securities published by such Ministry from time to time. Gains on the sale or other disposition of Units made in other circumstances may be subject to Mexican tax, regardless of the nationality or residence of the transferor.

     Under the Tax Treaty, gains on the sale or other disposition of Units or ADSs by a U.S. resident (if eligible for benefits under the Tax Treaty) who is a holder of less than 25% of the capital stock of the Company during the 12-month period preceding such sale or disposition will not be subject to Mexican tax, unless (i) 50% or more of the fair market value of the Company's assets consist of "immovable property" (as defined in the Tax Treaty) situated in Mexico, or
(ii) such gains are attributable to a permanent establishment or fixed base of such U.S. resident in Mexico.

     For purposes of Mexican taxation, an individual is a resident of Mexico (a "Mexican Resident") if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that he or she has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it has been incorporated under Mexican law. A Company is consider also a Mexican resident if locates his headquarters in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a person is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, such permanent establishment or fixed base shall be required to pay taxes in Mexico on income attributable to such permanent establishment or fixed base, in accordance with applicable tax laws.

U.S. Backup Withholding and Information Reporting

     A U.S. Holder of Units or ADSs may, under certain circumstances, be subject to "backup withholding" at the rate of 31% with respect to certain payments to such U.S. Holder, such as dividends paid by the Company or the proceeds of a sale of Units or ADSs, unless such holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or
(ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

     The U.S. information reporting and backup withholding rules are under review by the U.S. Treasury and their application to the Units or ADSs could be changed by future regulations.

Other Mexican Taxes

     There are no Mexican inheritance, succession or similar taxes applicable to the ownership, transfer or disposition of ADSs or Units by holders that are not Mexican Residents; provided, however, that gratuitous transfers of Units may in certain circumstances cause a Mexican federal tax to be imposed on the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Units. Brokerage fees on securities transactions carried out through the Mexican Stock Exchange are subject to a 15% valued added tax.

ITEM 8.   Selected Financial Data.

     The information set forth below has been derived from Bachoco's Consolidated Financial Statements included in Item 18. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements.

     The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 13 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of stockholders' equity and net income as of December 31, 1996, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998.

     The financial statements of the Company have been prepared giving effect to the Fifth Amendment to Bulletin B-10 and Bulletin B-12 issued by the Mexican Institute of Public Accountants, each of which became effective in 1997. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring the Company to restate nonmonetary assets at current replacement cost, to restate nonmonetary liabilities using the Mexican NCPI, to restate the components of stockholders' equity using the NCPI and to record gains or losses in purchasing power from holding monetary liabilities or assets. The Third Amendment to Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. All data in the financial statements included herein and the selected financial information derived therefrom set forth below have been restated in constant pesos as of December 31, 1998, except as otherwise indicated. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet to the current balance sheet. The effects of price-level restatement under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 13 to the Audited Consolidated Financial Statements.

     Through December 31, 1996, nonmonetary assets were generally restated to current replacement cost on the basis of independent appraisals. Effective January 1, 1997, the Fifth Amendment to Bulletin B-10 modified the method or restatement of nonmonetary assets for the effects of inflation. Under the Fifth Amendment, the Company restates (a) inventory and cost of sales using replacement cost and (b) property, plant and equipment applying a factor derived from the NCPI. The Company has not used the Fifth Amendment methodology to restate the values of nonmonetary assets for any period prior to January 1, 1997.

                                                       As of and for the year ended December 31,
                                         ----------------------------------------------------------------------
                                         1994        1995         1996         1997        1998         1998(2)
                                         ----        ----         ----         ----        ----         -------
                                        (millions of constant pesos as of December 31, 1998)(1)      (millions of
                                                                                                         U.S.
Income Statement Data                                                                                 dollars)(1)
Mexican GAAP:
   Net sales......................    Ps   3,782.9  Ps  4,102.7   Ps  4,944.2   Ps  5,224.8  Ps  5,322.6    US$   538.9
   Cost of sales..................         2,823.8      3,420.8       3,888.5       3,716.0      3,836.1          388.4
                                           -------      -------       -------       -------      -------         ------
   Gross profit...................           959.1        681.9       1,055.7       1,508.8      1,486.6          150.5
   Operating income...............           459.4        215.9         607.5       1,018.7        955.7           96.8
   Comprehensive financing (cost)
     income.......................           (57.7)       (74.9)         55.8          67.2          7.4            0.7
   Net income.....................           391.2        137.9         667.2       1,071.0        917.4           92.9
   Net income per Unit(3).........             1.24         0.48          2.35          3.71         3.06           0.31
   Net income per ADS(4)..........             7.45         2.91         14.07         22.25        18.35           1.86
   Dividends per Unit(3)..........             0.19           --            --          0.36         0.65           0.07
   Weighted average Units
     outstanding (thousands)......          315,236      284,475       284,475       288,749      300,000        300,000
U.S. GAAP:
   Net income.....................    Ps     305.67 Ps    268.6   Ps    638.3   Ps    935.7  Ps    834.8    US$    84.5
   Net income per Unit(3).........             0.97         0.94          2.24          3.24         2.78           0.28
   Net income per ADS(4)..........             5.82         5.67         13.46         19.44        16.70           1.69

Statement of Financial Position Data
Mexican GAAP:
   Cash and cash equivalents......    Ps     388.5  Ps    230.4   Ps    233.6   Ps  1,074.3  Ps    715.9    US$    72.5
   Property, plant and equipment..         3,425.1      3,294.8       3,149.6       3,289.3      3,993.6          404.4
   Total assets...................         5,088.3      4,697.8       4,866.9       5,662.4      6,034.9          611.2
   Short-term debt(5).............           552.3        745.4         625.2         390.7        114.9           11.6
   Long-term debt.................           360.8        163.3         224.6         153.8        275.0           27.8
   Stockholders' equity...........         3,941.9      3,532.8       3,706.3       4,851.3      5,384.4          545.2
U.S. GAAP:
   Total assets...................         5,121.3      4,683.3       4,853.2       5,648.5      6,012.6          608.8
   Stockholders' equity...........         3,379.3      2,929.1       3,062.2       4,059.1      4,451.6          450.7

Selected Operating Data
   Sales volume (thousands of
     tonnes):
     Chicken......................           224.1       267.6          280.5         321.9        354.2          354.2
     Eggs.........................            63.6        61.6           62.8          62.8         63.1           63.1
     Swine........................            10.3        10.7           10.9          11.2         11.2           11.2
   Gross margin(%)................            25.4%       16.6%          21.4%         28.9%        27.9%          27.9%
   Operating margin(%)............            12.1%        5.3%          12.3%         19.5%        18.0%          18.0%
   Net margin(%)..................            10.3%        3.4%          13.5%         20.5%        17.2%          17.2%
   Total employees................         9,080        8,680         9,042        10,090       10,806         10,806

-------------------------
(1)  Except per Unit and per ADS amounts and operating data.
(2) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.9.876 per U.S. dollar.
(3) Net income and dividends per Unit has been computed based on the weighted average number of common shares outstanding, giving retroactive effect to a cancellation of shares in June 1994 to reduce the deficit from restatement of stockholders' equity and increases in the number of shares outstanding at December 1994 and April 1997 as a result of stock splits, multiplied by two to reflect the ratio of two Shares per Unit.
(4) Net income per ADS has been computed by multiplying net income per Unit by six, to reflect the ratio of six Units per ADS.
(5)  Includes notes payable to banks and current portion of long-term debt.

Exchange Rates

     Since 1991, Mexico has had a free market for foreign exchange. Prior to December 21, 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. Within the band, the Mexican Central Bank generally intervened to reduce day-to-day fluctuations in the exchange rate. In December 1994, the Mexican government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar. Factors contributing to the decision included the size of Mexico's current account deficit, the declining level of the Mexican Central Bank's foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996, the peso fell more slowly and was less volatile.

     Relative stability characterized the foreign exchange markets during the first three quarters of 1997. The fall of the Hang Seng Index of the Hong Kong Stock Exchange on October 24, 1997 marked the beginning of a period of increased volatility in the foreign exchange markets with the peso falling over 10% in just a few days. During 1998, the foreign exchange markets experienced volatility as a result of the financial crisis in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not be subject to significant fluctuations in the future.

     The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), expressed in nominal pesos per U.S. dollar.

                                                                           Exchange Rate(1)
                                                       -------------------------------------------------
     Year Ended December 31,                           High         Low        Average(2)    Period-End
     -----------------------                           ----         ---        ----------    ----------
     1994......................................        5.750       3.105         3.479          5.000
     1995......................................        8.050       5.270         6.526          7.740
     1996......................................        8.045       7.325         7.630          7.881
     1997......................................        8.410       7.717         7.967          8.070
     1998......................................       10.630       8.040         9.242          9.901
     1999 (through May 28).....................       10.600       9.243         9.713          9.793

-------------------------
     (1) The exchange rates are the noon buying rates in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate").
     (2)  Average of month-end rates for each period shown.

     Except for the period during the Mexican liquidity crisis from September through December 1982, the Mexican Central Bank consistently has made foreign currency available to Mexican private sector entities (such as the Company) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that the Mexican Central Bank would continue to make foreign currency available to private sector companies or that foreign currency needed by the Company to service foreign currency obligations could be purchased in the open market without substantial additional cost.

     Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of the Units on the Mexican Stock Exchange and the price of ADSs on the New York Stock Exchange. Cash dividends will be paid by the Company in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends on the Shares constituting the Units underlying the ADSs.

Dividends

     Pursuant to Mexican law and the Company's estatutos sociales, the declaration, amount and payment of annual dividends are determined by a majority vote of the holders of Series B Shares, generally, but not necessarily, on the recommendation of the Board of Directors. Holders of Series L Shares are not entitled to vote with respect to the declaration of dividends. The Company paid dividends of Ps.58.2 million in 1994, Ps.104.9 million in 1997 and Ps.193.8 million in 1998. The table below sets forth on a pro forma basis the cash dividends per Unit during the periods indicated. Dividend per Unit amounts have not been adjusted for inflation and reflect Unit amounts in respect of each Unit outstanding immediately prior to the distribution of such dividend. Peso amounts have been translated into U.S. dollars at the noon buying rate on the first date that the applicable dividend was available for payment.


Period                                          Cash Dividend Per Unit(1)
------                                     ----------------------------------
                                           (nominal pesos)     (U.S. dollars)

1994 ...................................        0.059               0.018
1995 ...................................           --                  --
1996 ...................................           --                  --
1997 ...................................        0.284               0.036
1998 ...................................        0.578               0.064

-------------------------
(1) Cash dividends per Unit in constant pesos as of December 31, 1998, were Ps.0.185 for 1994, Ps.0.363 for 1997 and Ps.0.646 for 1998.

     Although there can be no assurance as to the amount or timing of future dividends, the Company expects to pay an annual dividend pro rata to holders of outstanding Shares in an amount up to approximately 20% of the prior year's net income. The declaration and payment of dividends will depend on the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors and the holders of Series B Shares, including debt instruments which may limit the Company's ability to pay dividends.

     The Company is not currently subject to any contractual restrictions on its ability to pay dividends. Because the Company is a holding company with no significant operations of its own, it will have distributable profits and cash to pay dividends only to the extent that it receives dividends from it subsidiaries, principally BSACV. Accordingly, there can be no assurance that the Company will pay dividends or of the amount of any such dividends. BSACV, the Company's principal operating subsidiary, is subject to the terms of a loan agreement containing covenants that could limit its ability to pay dividends under certain circumstances.

     Mexican law requires that 5% of the Company's net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the Company's capital stock. Mexican corporations may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The level of earnings available for the payment of dividends is determined under Mexican GAPP.

ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The following discussion should be read in conjunction with the Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 13 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of stockholders' equity and net income as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998.

     In accordance with Mexican GAAP rules on price-level restatement of financial statements, the financial statements included herein recognize certain effects of inflation. In addition, the financial statements and, unless otherwise specified, the other financial data included herein are restated in constant pesos as of December 31, 1998. The effects of price-level restatement in accordance with Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP.

General

     Bachoco's results of operations for the years ended December 31, 1996, 1997 and 1998 have been affected by several general trends which are described below.

Mexican Economic Conditions

     Beginning in December 1994 and continuing into 1996, Mexico experienced an economic crisis characterized by exchange rate instability and devaluation, increased inflation, high domestic interest rates, negative or slow economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political events, including a large current account deficit (7.8% of gross domestic product in 1994), civil unrest in the southern state of Chiapas, the assassination of two prominent political figures and the significant devaluation of the peso, that undermined the confidence of investors in Mexico during 1994 and, combined with an increase in international interest rates, led to a substantial outflow of capital.

     Economic conditions in Mexico generally improved in 1997 and 1998, with gross domestic product increasing by 7.0% and, according to preliminary figures, 4.8%, respectively, in each case as compared to the prior year. Average interest rates on 28-day Cetes were 31.4%, 19.8% and 24.4% in 1996, 1997 and 1998, respectively. Inflation during 1996, 1997 and 1998 was 27.7%, 15.7% and 18.6%, respectively. Due, in part, to a period of uncertainty in the global financial markets following substantial declines in the Asian, Russian and Brazilian securities markets, the Mexican economy experienced increased volatility in 1998. Economic growth slowed during the fourth quarter of the year, while inflation and interest rates increased.

     Mexican political events may also affect significantly the Company's operations and the performance of Mexican securities generally. In the recent past, the transfer of power after presidential elections has been accompanied by a significant deterioration of the economy. Presidential and Congressional elections are scheduled for July 2000, and the subsequent transfer of power may be accompanied by political instability, which could trigger, among other events, currency instability.

     A reversal of the recent general improvements in Mexico's economic conditions, or civil unrest or other adverse social, political or economic developments in or affecting Mexico, could adversely affect the Company's business, results of operations, financial condition, ability to obtain financing and prospects.

     The Mexican economy and financial and securities markets are, to varying degrees, influenced by economic conditions in other countries. For example, recent adverse economic conditions in certain emerging market countries have increased the Company's financing costs. Furthermore, economic or financial conditions in one country or region may undermine investors' confidence in other countries, such as Mexico, and decrease the attractiveness of securities investments in such countries.

Effects of Economic Conditions on the Company

     Mexican economic conditions have had a strong impact on the chicken market in Mexico. Feed costs, which constitute a substantial portion of cost of goods sold and are priced with reference to U.S. dollars, increased in peso terms following the devaluations of the peso in 1994 and 1995, negatively impacting profit margins. In 1997, as a result of a reduction in the cost of grain which pushed prices down, average consumer prices for chicken declined by 9.6 % in real terms, primarily because of lower grain prices worldwide. In 1998, average consumer prices declined by an additional 0.8% in real terms, primarily because of lower grain and soybean meal prices worldwide, and because of a 6.1% increase in total domestic supply. According to UNA, the decline in average producer price in 1998 reached 2.2%.

     The Company has significant liabilities denominated in U.S. dollars. At December 31, 1998, 95.6% of the Company's outstanding indebtedness of Ps.389.9 million was denominated in U.S. dollars. The Company's assets are primarily denominated in pesos. Because of its U.S. dollar liabilities, the Company sustains foreign exchange losses when there is devaluation of the peso. In 1998, the Company had a foreign exchange loss of Ps.47.0 million because the peso experienced a depreciation of 18.5% against the U.S. dollar.

     Demand for Bachoco's products, and the Company's net sales and profitability, may be adversely affected by any erosion of the purchasing power of Mexican consumers. The effect of inflation and changing prices on the Company's net sales and operating results varies depending upon a number of factors, including the ability of the Company to raise prices, consumer demand, supplier price increases and increases in other costs and expenses, consumer purchasing power and competitive factors. Additional devaluations of the peso and high levels of inflation could further adversely affect the Company's operations and financial position.

Increasing Volume of Chicken Sold

     The Company's volume of chicken sold increased by 14.8% in 1997 and 10.0% in 1998. The volume increase resulted primarily from Bachoco's investments in increased capacity, improved efficiency at Bachoco's production complexes and increased use of contract growers. Bachoco expects to continue increasing its sales volume and market share as a result of further investments in increased capacity, further improvements in the production process and continued use of contract growers, capitalizing on continued consolidation in the industry and anticipated growth in Mexican chicken consumption.

Trends in Product Prices

     Bachoco's results of operations are significantly affected by the cyclicality and volatility of Mexican prices for chicken, eggs and swine. Bachoco's average realized price for chicken declined in 1997 and 1998. Egg and swine prices declined significantly during 1998, due principally to an oversupplied market. The egg market was oversupplied because of increased domestic production while the swine market was oversupplied because of domestic overproduction as well as increased imports from the United States, where swine prices reached historical lows. The Company believes that industry price competition, among other factors, will continue to put downward pressure on real chicken prices, and that prices for chicken, eggs and swine are also likely to remain volatile and to be subject to cyclical variation. Because of the time frame required to complete the chicken growth cycle, chicken producers generally are unable to adjust production immediately in response to cyclical variations, and, accordingly, prices may decline in times of oversupply due to overproduction.

Trends in Prices for Feed Ingredients

     The largest single component of Bachoco's cost of sales is the cost of ingredients used in the preparation of feed, including sorghum, soymeal, corn, fishmeal, meatmeal and, for certain chicken products, marigold extract. The price of the Company's feed ingredients is subject to significant volatility resulting from, among other factors, weather, the size of harvests, transportation and storage costs, government agricultural policies, currency exchange rates and other factors. The relative price to the Company of sourcing feed ingredients from Mexican producers and from U.S. producers is also subject to variation depending on the preceding factors. At present, Mexican feed prices tend to move in parallel to U.S. and international prices. In 1996, 1997 and 1998, Bachoco increased the portion of feed ingredients that it sources from Mexican producers. Bachoco's feed costs have also been favorably affected by changes in Mexican government agricultural policy, phased in beginning in 1991, that eliminated price supports for domestic farmers and reduced procedural restrictions on importing grains, and by the reduction in tariffs with the implementation of NAFTA beginning in 1994. In the 1997-98 harvest, grain prices declined by approximately 10.7% in dollar terms in the United States market.

Seasonality

     Bachoco's sales are moderately seasonal, with the highest levels of sales in the fourth quarter because of higher consumption of chicken during the holiday season and lower levels of sales earlier in the year during Lent, particularly during the week prior to Easter.

Summary of Results of Operations

     The following table sets forth for each of the periods indicated selected components of the Company's results of operations as a percentage of net sales for each such period.

                                                                                Year Ended December 31,
                                                                          ---------------------------------
                                                                          1996           1997          1998
                                                                          ----           ----          ----
                                                                                (percentage of net sales)
     Net sales...................................................         100.0%         100.0%        100.0%
     Cost of sales...............................................         (78.6)         (71.1)        (72.1)
     Gross profit................................................          21.4           28.9          27.9
     Operating income............................................          12.3           19.5          18.0
     Comprehensive financing (cost) income.......................           1.1            1.3           0.1
     Income tax, asset tax and employee profit sharing...........          (0.0)          (0.4)         (0.7)
     Net income..................................................          13.5           20.5          17.2

     The following table sets forth, for each of the periods indicated, Bachoco's net sales of chicken, eggs, swine and other products as a percentage of total net sales in each period.

                                                                                Year Ended December 31,
                                                                          1996           1997          1998
                                                                          ----           ----          ----
                                                                                  (percentage of net sales)
     Chicken .....................................................         80.8%          83.5%         86.5%
     Eggs.........................................................         14.1           11.8           9.6
     Swine........................................................          3.2            3.1           2.3
     Other products...............................................          1.8            1.6           1.6
                                                                          ------         -----         -----
          Total...................................................        100.0%         100.0%        100.0%
                                                                          =====          =====         =====

Results of Operations for the Years Ended December 31, 1997 and 1998

General

     Various factors affected the Company's result for 1998, as compared to its results for 1997. The Mexican economy was highly volatile in 1998 due to instability in international financial markets. The peso depreciated by nearly 18.5% against the US dollar, while inflation and interest rates increased markedly. These factors, among others, caused a significant slowdown in economic growth, mostly visible in the fourth quarter.

     The Mexican chicken industry grew by 6.3% in 1998 as consumer demand was positive through the year. Chicken production was somewhat hampered by limited availability of hatching eggs, due to a new strain of Leukosis affecting breeders worldwide. Although the Company's own breeder flocks were unaffected by the disease, hatching eggs were less available. This factor, combined with a high mortality rate caused by heavy rains during the third quarter, affected the volume of chickens produced by the Company.

     The Company's results from egg and swine operations were adversely affected by downward price movements for both products, caused mainly by oversupply conditions. Egg prices declined because of an 8.0% increase in domestic production in 1997, followed by a 6.1% increase in 1998. Swine prices declined because of domestic overproduction, as well as increased imports from the United States, where swine prices reached historical lows.

Net sales

     Net sales increased by 1.9%, from Ps.5,224.8 million in 1997 to Ps.5,322.6 million in 1998. This increase was attributable principally to an increase in volume of chicken sold, partially offset by a decrease in average realized prices of chicken, eggs and swine.

     Bachoco's volume of chicken sold increased by 10.0% from 1997 to 1998 due to the Company's added capacity in new farms in all of its complexes, increased use of contract growers and improved productivity. Bachoco's average realized price for chicken decreased by 4.1% from 1997 to 1998, due principally to oversupply in the chicken market. Bachoco's volume of eggs increased slightly, by 0.5%, in 1998. The average realized price of eggs decreased by 17.3%, due to an increased supply of eggs in Mexico. The volume of swine sold by Bachoco in 1998 increased by 0.7%. The average realized price for swine decreased by 25.6% in 1998, due principally to oversupply caused by increased domestic production and low priced imports from the United States.

Cost of sales

     Cost of sales increased by 3.2%, from Ps.3,716.0 million in 1997 to Ps.3,836.1 million in 1998, due primarily to increased volume of chicken sold, partially offset by a decrease in unit cost in chicken, eggs and swine, as a result of decreased grain prices and improved productivity. As a percentage of net sales, cost of sales increased slightly, from 71.1% in 1997 to 72.1% in 1998.

Gross profit

     Gross profit decreased by 1.5%, from Ps.1,508.8 million in 1997 to Ps.1,486.6 million in 1998, due principally to lower gross profit from eggs and swine caused by reduced prices for each of these products. The decline in gross profit in eggs and swine was partially offset by a higher gross profit from chicken sales. The Company's overall gross profit margin (gross profit as a percentage of net sales) declined to 27.9% in 1998 from 28.9% in 1997.

Selling, general and administrative expenses

     Selling, general and administrative expenses increased by 8.3%, from Ps.490.0 million in 1997 to Ps.530.8 million in 1998. The increase reflected a 13.6% increase in selling expenses and a reduction of 1.0% in administrative expenses. The increase in selling expenses was due to higher delivery and distribution expenses associated with the increased volume of chicken sold. As a percentage of net sales, selling, general and administrative expenses increased from 9.4% in 1997 to 10.0% in 1998.

Operating income

     Operating income decreased by 6.2%, from Ps.1,018.7 million in 1997 to Ps.955.7 million in 1998, mainly because of lower gross margins in eggs and swine products.

Comprehensive financing (cost) income

     Comprehensive financing (cost) income represents the net effect of interest expense, interest income, foreign exchange (loss) gain and gain (loss) on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets and liabilities. Comprehensive financing (cost) income declined from income of Ps.67.2 million in 1997 to income of Ps.7.4 million in 1998. The decrease in comprehensive financing income was attributable to (i) a foreign exchange loss as a result of the depreciation of the Mexican peso against the U.S. dollar and (ii) a loss on net monetary position as the Company had a net monetary asset position in 1998 after having a net monetary liability position in 1997. These factors were offset in part by (i) higher interest income as a result of increased cash and higher interest rates and (ii) decreased interest expense as a result of a lower level of debt.

Other income (expense), net

     Other income (expense) in each of 1997 and 1998 was attributable to sales of feed, used equipment and miscellaneous services. It represented net income of Ps.16.7 million in 1997 and net expense of Ps.4.0 million in 1998.

Income before provision for income tax, asset tax, employee profit sharing and minority interest

     Income decreased by 13.0% from Ps.1,102.6 million in 1997 to Ps.959.2 million in 1998, primarily due to the reduction in operating profit and a reduction in comprehensive financing income.

Results of Operations for the Years Ended December 31, 1996 and 1997

Net sales

     Net sales increased by 5.7%, from Ps.4,944.2 million in 1996 to Ps.5,224.8 million in 1997. This increase was attributable principally to an increase in volume of chicken sold, partially offset by a decrease in average realized prices of chicken, eggs and swine.

     Bachoco's volume of chicken sold increased 14.7%, from 1996 to 1997 due to the Company's added capacity in a new farm in Culiacan, increased use of contract growers, and improved productivity. Bachoco's average realized price for chicken decreased by 4.7% from 1996 to 1997 because of a decrease in the cost of grain. The average realized price of eggs decreased by 12.6% due to an increased supply of eggs in Mexico. Bachoco's volume of eggs sold did not change in 1997. The average realized price for swine decreased by 1.3% in 1997. The volume of swine sold by Bachoco in 1997 increased by 3.2%.

Cost of sales

     Cost of sales decreased by 4.4%, from Ps.3,888.5 million in 1996 to Ps.3,716.0 million in 1997, due primarily to decreased prices of grain and improved productivity, partially offset by the increase of volume of chicken. As a percentage of net sales, cost of sales decreased from 78.7% in 1996 to 71.1% in 1997.

Gross profit

     Gross profit increased by 43% from Ps.1,055.7 million in 1996 to Ps.1,508.8 million in 1997, mainly because of higher volume of chicken sold and a higher gross profit margin. The gross profit margin (gross profit as a percentage of net sales) was 28.9% in 1997 compared to 21.4% in 1996.

Selling, general and administrative expenses

     Selling, general and administrative expenses increased by 9.4%, from Ps.448.1 million in 1996 to Ps.490.0 million in 1997. The increase reflected a 2.0% increase in administrative expenses and an increase of 14.1% in selling expenses. The increase in selling, general and administrative expenses was due to higher advertising expenses, higher distribution costs and the cost of a pension plan implemented in 1996. As a percentage of net sales, selling, general and administrative expenses increased from 9.1% in 1996 to 9.4% in 1997.

Operating income

     Operating income increased by 67.7% from Ps.607.5 million in 1996 to Ps.1,018.7 million in 1997, as higher gross profit offset higher selling, general and administrative expenses.

Comprehensive financing (cost) income

     Comprehensive financing (cost) income increased from income of Ps.55.8 million in 1996 to income of Ps.67.2 million in 1997, principally because of (i) decreased interest expenses due to lower rates in Mexico and a lower level of debt, (ii) higher interest income as a result of a higher level of cash, and
(iii) lower foreign exchange gain as a result of stability of the peso against the dollar for the year. This result was partially offset by a lower gain in net monetary position because of a lower inflation rate in Mexico and a lower net monetary liability position.

Other income (expense), net

     Other income in each of 1996 and 1997 was attributable to sales of feed, used equipment and miscellaneous services. Other income increased from Ps.11.6 million in 1996 to Ps.16.7 million in 1997.

Income before provision for income tax, asset tax, employee profit sharing and minority interest

     Income increased by 63.4%, from Ps.675.0 million in 1996 to Ps.1,102.6 million in 1997, primarily due to the significant increase in operating margins and the favorable impact of comprehensive financing income.

Income Tax, Asset Tax and Employee Profit Sharing

     The Company and each of its subsidiaries file separate income tax returns. BSACV, the Company's principal operating subsidiary, has been subject since January 1, 1991 to corporate income tax under the provisions of the statutory regimen simplificado (the "simplified regime") which is applicable to a company engaged in agriculture, transportation or certain other activities, and deriving no more than 10% of its consolidated net sales from the production of "processed" products. "Processed" is defined as having altered the basic nature of a product, and includes pre-cooked chicken products, but not items such as chicken parts or cleaned, eviscerated chicken. Currently, less than 2% of the Company's products are processed within the meaning of the simplified regime. The simplified regime is part of Mexico's internal revenue code and can only be amended through an amendment to the current tax law, which requires the approval of the Mexican Congress.

     Under the simplified regime, a company determines its taxable income using a comprehensive system for reporting transactions that differs altogether from the ordinary method of determining taxable income. Under the simplified regime, income tax is payable only on the amount of certain types of transactions, including the payment of dividends, the making of loans and other types of payments. Under the simplified regime, the effective tax rate on payments of dividends from BSACV to the Company was 20.48% for 1996, 1997 and 1998, and will be 21.21% in 1999. The Company is taxed on the dividends it pays to shareholders only to the extent such dividends exceed the net tax earnings account (cuenta de utilidad fiscal neta, or "CUFIN"), an account maintained by each Mexican company to which it credits earnings that have been subject to income taxation and against which it charges distributions to stockholders. At December 31, 1998, the Company had Ps.2.8 million in its CUFIN account.

     The general effect of the simplified regime, together with the policies applied by Bachoco's management, is that BSACV does not pay material income tax unless it makes distributions to the Company. BSACV accounts for most of the revenues and net income of Bachoco. For the years ended December 31, 1996 through 1998, pretax income of BSACV represents between 94% and 99% of Bachoco's consolidated income before tax.

     Dividends on which BSACV has paid income tax will be credit to the Company's CUFIN account and, accordingly, no further income tax liability will arise when such amounts are distributed as dividends to the Company stockholders. Effective January 1, 1999, cash dividends paid to the Company's stockholders will be subject to a withholding tax of approximately 7.60%.

     Management intends to make distributions from BSACV to the Company to the extent, and only to the extent, of dividends paid by the Company to its stockholders. Although no assurance can be given regarding the amount or timing of dividends, management expects that the Company will pay dividends annually in an amount up to approximately 20% of its net income, and accordingly that the level of consolidated provisions for income tax for Mexican GAAP purposes will also increase as a result of those dividends.

     In addition to income tax, the Company and its subsidiaries are also subject to an alternative minimum tax known as asset tax, which is assessed on the net average balances of certain assets and liabilities. The general rate is 1.8%, but under the simplified regime BSACV is subject to a 0.9% rate and to special rules excluding many assets from the determination of asset tax. Each company is required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. In the past, because BSACV and certain other subsidiaries have had virtually no net income tax liability, principally due to the simplified regime, they have been subject only to asset tax. Asset tax can be credited against income tax in subsequent years for up to ten years. Currently, the Company has Ps.3.6 million in asset tax credit.

     The Company and BSACV have no employees, but each of the other subsidiaries of the Company is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments.

     The aggregate effective rate of income tax, asset tax and employee profit sharing was 0.23% in 1996, and 2.06% in 1997, and 3.98% in 1998.

Liquidity and Capital Resources

     Bachoco's principal liquidity and capital resource requirements are to finance capital expenditures and investments in distribution operations and to maintain and upgrade the Company's production facilities. Historically, the Company's sources of liquidity have been primarily from a combination of cash balances, accounts receivable and financing facilities.

     Liquidity in fiscal 1998 remained strong. The Company's working capital (current assets less current liabilities) at December 31, 1998 was Ps.1,667.2 million compared to Ps.1,716.9 million at December 31, 1997. The current ratio at December 31, 1998 increased to 5.86 to 1 from 3.75 to 1 at December 31, 1997.

     Cash and cash equivalents were Ps.715.9 million at December 31,1998, a decrease of Ps.358.4 million from December 31, 1997. The decrease was due primarily to use of internal resources for capital expenditures.

     Bachoco had net trade accounts receivable of Ps.190.0 million at December 31, 1998, compared to Ps.201.7 million at December 31, 1997. The average life of accounts receivable and accounts payable generally has remained below one month throughout the past three years. The Company had allowances for doubtful accounts of Ps.14.1 million at December 31, 1998. See Note 2 to the Consolidated Financial Statements.

     Inventories were Ps.948.8 million at December 31, 1998, an increase of Ps.10.6 million from December 31, 1997. The increase was due primarily to increases in layer and breeder hens and grow-out flocks.

     Capital expenditures for 1998 were Ps.834.9 million and were primarily incurred to expand production capacities (mainly grow-out farms, feed plants and processing plants) and to improve efficiencies. The Company expects to make capital expenditures equivalent to approximately U.S.$42 million in 1999 to increase its egg hatching production capacity and processing plant capacity, and to increase and upgrade its distribution fleet and distribution centers. In addition, consistent with its business strategy, the Company may make additional investments to acquire production facilities of competing poultry producers if they become available at advantageous prices.

     The Company's long-term debt (including the current portion) was Ps.383.4 million at December 31, 1998. Of this amount, Ps.17.1 million (or 4.5%), represented long-term peso-denominated loans to finance investments in facilities, which are secured by pledges of the facilities. These loans were entered into in 1992 (for expansion of the Culiacan processing plant and the Celaya complex, and for a water processing plant) and in 1994 (to replace short-term financing incurred for the Puebla acquisition). Such loans were made under programs of the Fideicomiso Instituido en Relacion a la Agricultura ("FIRA"), a fund for agricultural investment sponsored by the Mexican Central Bank, which finances up to 80% of the cost of eligible investments. FIRA loans bear interest at floating rates that are significantly lower than the rates otherwise available to Mexican corporate borrowers. The Company expects to continue to have access to FIRA financing for qualifying investments.

     The balance of Bachoco's long-term debt (Ps.366.2 million at December 31, 1998) is U.S. dollar-denominated financing for the construction and expansion of production and processing facilities, and equipment financing under programs of the Export-Import Bank of the United States which are secured by pledges of the equipment. All of the Company's long-term debt bears interest at variable rates. The weighted average interest rate on the Company's long-term debt was approximately 13.2% per annum (21.7% for peso-denominated debt and 8.8% for U.S. dollar-denominated debt) for the year ended December 31, 1997, and approximately 8.9% per annum (13.3% for peso-denominated debt and 7.0% for U.S. dollar-denominated debt) for the year ended December 31, 1998.

     The Company's notes payable to banks were Ps.6.5 million at December 31, 1998, which represented U.S. dollar-denominated import financing for the Company's purchases of feed ingredients. This financing is provided primarily under programs of the Commodity Credit Corporation, and new loans under these programs currently are for a term of six months and bear interest at 1.8% per annum over six-month Libor. At December 31, 1998, uncommitted lines of credit from a variety of Mexican and international banks totaled Ps.2,134.1 million. The Company did not pay commitment fees in 1998 under any of these facilities. Borrowings under these facilities are at the lender's discretion.

     The Company's stockholders' equity increased to Ps.5,384.4 million at December 31, 1998 from Ps.4,851.3 million at December 31, 1997, mainly due to retained earnings.

     The Company is a holding company with no significant operations of its own. It will have distributable profits and cash to pay dividends only to the extent that it receives dividends from its subsidiaries, principally BSACV. The amount of dividends payable by the Company and its subsidiaries is also subject to general limitations under Mexican corporate law. Under a credit agreement between the Company and certain lenders, BSACV is required to maintain, as of specified dates and for specified periods, certain financial covenant ratios. BSACV is in compliance with each of these ratios by a significant margin and accordingly the Company does not expect the covenants to be a material constraint on the activities or financial condition of BSACV or the Company or on the ability of BSACV to pay dividends to the Company.

     The Company expects to finance its capital expenditures and debt service obligations from its current liquidity and capital resources, cash flows and from additional borrowings from its existing sources of debt financing, although the Company will also consider other sources of debt financing if they are available on advantageous terms.

Reconciliation to U.S. GAAP

     The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, concern (i) deferred income taxes, together with the resulting net monetary gain, and (ii) capitalization of interest expense on assets under construction. Each of these differences also affects the Company's balance sheet.

     Mexican GAAP requires deferred income tax provisions only for nonrecurring timing differences between accounting and tax reporting which are expected to reverse over a definite period of time. For purposes of the U.S. GAAP reconciliation, the Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") for all periods presented. SFAS 109 requires recognition of deferred income taxes using an asset and liability method for all temporary differences, both recurring and nonrecurring. The effect of SFAS 109 is to require the Company to maintain higher provisions for deferred income taxes under U.S. GAAP than under Mexican GAAP. In determining its deferred income tax liabilities under SFAS 109, the Company assumes that all retained earnings will be distributed to stockholders and accordingly will give rise to income tax under the simplified regime.

     The Company's consolidated net income under U.S. GAAP would have been Ps.638.3 million for the year ended December 31, 1996, Ps.935.7 million for the year ended December 31, 1997 and Ps.834.8 million for the year ended December 31, 1998, compared to Ps.667.2 million, Ps.1,071.0 million and Ps.917.4 million, respectively under Mexican GAAP. See Note 12 to the Consolidated Financial Statements.

     Beginning in January 2000, Bulletin D-4 "Accounting for Income Taxes," will apply to the Company's financial statements under Mexican GAAP. Specifically, the Company's financial statements under Mexican GAAP will account for deferred taxes in substantially the same manner as required by U.S. GAAP, obviating the need to include this information in the reconciliation to U.S. GAAP.

Year 2000 Compliance

     Year 2000 compliance refers to the ability of certain computer systems and computer chips to recognize dates commencing on January 1, 2000. Computer systems or chips which are not year 2000 compliant may fail to distinguish between the year 1900 and the year 2000. The inability of a computer system to recognize such dates has the potential to materially and adversely affect its operation. The Company is reviewing all of its computer based systems, including software and hardware, and equipment which is operated by embedded computer chips, including for example, the temperature control mechanisms used in chicken coops, for year 2000 compliance. While certain systems, such as software, can be upgraded to ensure year 2000 compliance, other systems, particularly those employing embedded chips, may require replacement.

     The Company has appointed internal personnel to ensure that its systems are year 2000 compliant. This project is comprised of six phases: (i) compiling an inventory of computer systems, including hardware, software and other equipment which may be affected by year 2000 compliance issues; (ii) determining which systems need to be replaced and which need to be upgraded to ensure year 2000 compliance; (iii) devising a strategy for replacing or upgrading identified systems; (iv) developing and implementing certain precautionary plans in conjunction with suppliers, customers and other third parties whose operations may have a material effect on the Company's business; (v) implementing these plans; and (vi) developing contingency plans for systems considered to be critical.

     As of December 31, 1998, the Company had completed phases (i) and (ii) and had begun implementing phases (iii) and (iv). The Company has currently identified software which needs to be converted to conduct certain tasks which may be material to the Company's operations and has identified hardware which will be upgraded. The embedded technology in the Company's production equipment has been inventoried and the Company has contacted each of the vendors who supplied this technology, inquiring as to the Year 2000 readiness of their equipment. While not all of the responses have been received, those suppliers that have responded have indicated that their merchandise is year 2000 compliant. At present, the Company believes there to be no significant exposure with regard to its production equipment, although there can be no assurance that problems will not be discovered.

     The Company expects the six phases of its year 2000 compliance project to be completed by the third quarter of 1999, although there can be no assurance that the project will not be delayed if additional year 2000-related problems are identified.

     The total cost associated with required modifications to become year 2000 compliant is expected to be approximately Ps.5.4 million. These costs include the replacement and modification of the Company's computer and communications infrastructure, software applications, software from external suppliers and operating systems. The total cost of the year 2000 project, which will be funded out of the annual operational budget and paid for with internally generated funds, is not expected to have a material effect on the Company's results of operations.

     In order to reduce the risks associated with the inability of suppliers and other third parties to become year 2000 compliant, the Company is maintaining contact with each such material third party in order to ensure that it identifies and replaces or upgrades those systems which are not yet year 2000 compliant. There can be no assurance that the systems of third parties upon which Bachoco relies will become year 2000 compliant in time or that failure to do so will not have an adverse effect on the Company.

     The Company does not expect that year 2000 compliance issues will pose significant operational problems or that any such problems will be material to the Company's financial position or results of operations. The failure by the Company or a significant third party to correct a material year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations of the Company. Bachoco has not determined the likely worst case scenario in the event that its own systems and third party systems are not year 2000 compliant, but it continually evaluates the risks associated with such a failure as it obtains further information regarding its own project and the efforts of third parties.

     The Company will continually develop contingency plans based on its actual testing experience, communications with its supplier base and assessment of outside third party risks. The Company will attempt to develop contingency plans for a variety of situations but there can be no assurance that unforeseen circumstances will not arise.

ITEM 9A.  Quantitative and Qualitative Disclosures About Market Risk.

     In the normal course of its business, the Company holds or issues various financial instruments that expose the Company to financial risks involving fluctuations in currency exchange rates and interest rates. Also, the Company is exposed to commodity price risk in connection with fluctuations in the prices for its feed ingredients.

Currency Fluctuation

     The Company's exposure to market risk associated with changes in foreign currency exchange rates relates primarily to its debt obligations and other expenses which are denominated in U.S. dollars. Since the Company has significant liabilities denominated in U.S. dollars, it is exposed to foreign exchange losses when the peso declines in value against the U.S. dollar. The peso has been subject to significant volatility in the past and may be subject to significant fluctuations in the future. See "Exchange Rates."

     All of Bachoco's sales are priced in Mexican pesos, and the Company has significant expenses in U.S. dollars. A significant portion of Bachoco's feed purchases are priced in U.S. dollars and other purchases may be influenced by U.S. dollar prices. A devaluation of the peso will accordingly affect the Company's earnings. In addition, the Mexican peso exchange rate can directly and indirectly impact the Company's results of operations and financial position in several manners, including potential economic recession in Mexico resulting from a devalued peso.

     Most of the Company's debt is denominated in U.S. dollars. Foreign currency exchange losses for the Company were Ps.24.3 million and Ps.47.0 million for 1996 and 1998, while the Company had a foreign exchange gain of Ps.6.7 million in 1997.

     No assurance can be given as to the future valuation of the Mexican peso and how further movements in the peso could affect future earnings of the Company.

     The Company manages its exchange rate exposure primarily through management of its financial structure, specifically by maintaining most of its debt through long-term debt instruments. The Company engages in only limited hedging of its exposure to foreign exchange risk, since hedging instruments have historically not been economically feasible.

     Based on its position at December 31, 1998, the Company estimates that a hypothetical 10% devaluation of the Mexican peso against the U.S. dollar would result in exchange losses of Ps.37.3 million, and an increase of Ps.2.7 million in annual interest expenses.

Interest Rates

     The Company's earnings may also be affected by changes in interest rates due to the impact those changes have on its variable-rate debt instruments. As of December 31, 1999, the Company had borrowings of approximately Ps.389.9 million pursuant to variable rate debt instruments, representing the equivalent of approximately 6.5% of the Company's total assets. Approximately 35% of these debt instruments have lower and upper interest rate limits of 5.5% and 6.25%, respectively. As such, the Company's susceptibility to significant interest rate fluctuation is concentrated in the remaining 65% of its variable rate debt instruments.

     Based on its position at December 31, 1999, the Company estimates that a hypothetical interest rate variation of 250 basis points on its U.S. dollar denominated debt would result in increased interest expenses of approximately Ps.0.89 million per annum. Any such increase would likely be offset by an increase in interest income due to the Company's significant cash and cash equivalent position.

Feed Ingredients

     The largest single component of Bachoco's cost of sales is the cost of ingredients used in the preparation of feed, including principally, sorghum, soymeal, corn, fishmeal, meatmeal and, for certain chicken products, marigold extract. The price of these ingredients is subject to significant volatility resulting, among other factors, from weather, the size of harvests, transportation and storage costs, governmental agricultural policies, currency exchange rates and other factors. In order to reduce the potential adverse effect of grain price fluctuations, Bachoco varies the composition of its feed to take advantage of current market prices for the various types of ingredients used.

     With the exception of certain short-term futures contracts, the Company currently does not engage in hedging of its feed cost, since such instruments have historically not been economically feasible.

     At present, Bachoco has taken advantage of the lower cost of feed ingredients available from Mexican sources and has increased the portion of its total needs that it sources locally from approximately 40% in 1995 to approximately 85% in 1998. Management believes that local feed, particularly sorghum, is of superior quality compared to imported feed ingredients. In addition, the use of local feed allows the Company to save on transportation costs and import duties. In general, cost of domestic feed ingredients tend to follow the international markets, but adjustments in cost do not occur immediately.

     Bachoco's feed costs have also been favorably affected by changes in Mexican government agricultural policy, phased in beginning in 1991, that eliminated price supports for domestic farmers and reduced procedural restrictions on importing grains, and by the reduction in tariffs with the implementation of NAFTA beginning in 1994.

     Based on it results for fiscal year 1998, the Company estimates that a hypothetical variation of 10% in the cost of ingredients, would have an impact of Ps.249.7 million on cost of sales.

ITEM 10.  Directors and Officers of Registrant.

Directors

     The Board of Directors is responsible for the management of the business of the Company. The Board of Directors is to consist of an odd number of directors, which may not be less than fifteen, and corresponding alternate directors, each of whom is elected for a term of one year. The holders of Series B Shares may elect directors and alternate directors at a general ordinary stockholders' meeting. The holders of Series L Shares have the right to appoint or elect two directors and two alternate directors to the Board of Directors.

     Alternate directors elected by the holders of Series B Shares are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. Alternate directors appointed or elected by the holders of Series L Shares are authorized to serve on the Board of Directors in place of directors appointed or elected by the holders of Series L Shares who are unable to attend meetings or otherwise participate in the activities of the Board of Directors.

     The following table sets out the current directors of the Company, their positions with the Company and years of service:

Name                                         Position                           Years as Director
----                                         --------                           -----------------
Enrique Robinson Bours                       Chairman of the Board                   45
Francisco Javier R. Bours Castelo            Vice Chairman of the Board              17
Mario Javier Robinson Bours                  Director                                45
Juan Bautista Salvador Robinson Bours        Director                                45
Arturo Bours Griffith                        Director                                 5
Jose Eduardo Robinson Bours Castelo          Director                                 5
Jesus Enrique Robinson Bours Munoz           Director                                 5
Juan Salvador Robinson Bours Martinez        Director                                 5
Jose Francisco Bours Griffith                Director                                 5
Guillermo Pineda Cruz                        Director                                 5
Ricardo Aguirre Borboa                       Director                                 5
Cristobal Mondragon Fragoso                  Director                                 3
David Gastelum Cazarez                       Director                                 3
Octavio Robinson Bours                       Director                                 2
Arquimedes Adriano Celis Ordaz               irector                                  2

     Enrique Robinson Bours, Mario Javier Robinson Bours and Juan Bautista Salvador Robinson Bours are brothers. Francisco Javier R. Bours Castelo and Jose Eduardo Robinson Bours Castelo are sons of Mario Javier Robinson Bours. Arturo Bours Griffith, Jose Francisco Bours Griffith and Octavio Robinson Bours are nephews of Enrique Robinson Bours, Mario Javier Robinson Bours and Juan Bautista Salvador Robinson Bours. Jesus Enrique Robinson Bours Munoz is the son of Enrique Robinson Bours. Juan Salvador Robinson Bours Martinez is the son of Juan Bautista Salvador Robinson Bours. Guillermo Pineda Cruz is the son-in-law of Enrique Robinson Bours and Ricardo Aguirre Borboa is the son-in-law of Juan Bautista Salvador Robinson Bours.

     The estatutos sociales of the Company provide for the creation of an Executive Committee of the Board of Directors, which may exercise certain of the Board's powers in full, subject to certain limitations. Members of the Executive Committee are elected by the Company's stockholders for one-year terms. Currently there are six members of the Executive Committee, at present Enrique Robinson Bours, Francisco Javier R. Bours Castelo, Jesus Enrique Robinson Bours Munoz, Jose Eduardo Robinson Bours Castelo, Arturo Bours Griffith and Juan Salvador Robinson Bours Martinez.

Executive Officers

The executive officers of the Company are set forth in the table below:

Name                               Position                                Age
----                               --------                                ---
Arquimedes Adriano Celis Ordaz     Chief Executive Officer                  45
Cristobal Mondragon Fragoso        Chief Financial Officer                  53
David Gastelum Cazarez             Director of Marketing                    47
Jose Luis Lopez Lepe               Director of Personnel                    51
Rodolfo Ramos Arvizu               Director of Production                   41
Carlos Huerta Suarez               Director of Purchases                    41

Statutory Auditor

     The statutory auditor reports to the stockholders at the ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors and generally reviews the affairs of the Company. The statutory auditor is also authorized (i) to call ordinary or extraordinary stockholders' meetings, (ii) to place items on the agenda for meetings of stockholders or the Board of Directors (iii) to attend meetings of stockholders or the Board of Directors (without the right to vote) and (iv) to request monthly reports from the Board of Directors regarding the Company's financial condition, including statements of results of operations. The current statutory auditor is Felizardo Gastelum Felix.

ITEM 11.  Compensation of Directors and Officers

     For the year ended December 31, 1998, the aggregate compensation of the directors and executive officers of the Company paid or accrued in that year for services in such capacities was approximately Ps.11.5 million.

ITEM 12.  Options to Purchase Securities from Registrant or Subsidiaries.

     None.

ITEM 13.  Interest of Management in Certain Transactions.

     It is the policy of Bachoco not to engage in any transaction with or for the benefit of any stockholder or member of the Board of Directors, or any entity controlled by such a person or in which such a person has a substantial economic interest, unless (i) the transaction is related to the business of Bachoco and (ii) the price and other terms are at least as favorable to Bachoco as those that could be obtained on an arm's-length basis from a third party.

     Bachoco has engaged in a variety of transactions with entities owned by members of the Robinson Bours family, all of which management believes were consistent with this policy and not material to Bachoco's business and results of operations. These transactions are summarized below. See Note 3 to the Consolidated Financial Statements.

     Bachoco regularly purchases vehicles and related equipment from distributors owned by various members of the Robinson Bours family. The total amount spent on such purchases was Ps.34.0 million, Ps.46.9 million and Ps.46.0 million for the years ended December 31, 1996, 1997 and 1998, respectively. The distribution of vehicles and related equipment is a highly competitive business in the areas in which Bachoco operates. Bachoco is not dependent on affiliated distributors and is able to ensure that the pricing and service it obtains from affiliated distributors are competitive with those available from other suppliers.

     The Robinson Bours Stockholders own Taxis Aereos del Noroeste, S.A. de C.V., ("TAN") an air transport company that provides transportation for members of the Board of Directors to and from meetings at the Company's headquarters in Celaya. The Company paid TAN Ps.3.8 million, Ps.2.8 million and Ps.2.6 million for the years ended December 31, 1996, 1997 and 1998, respectively, for such transportation.

     Bachoco sells feed to three egg and swine enterprises owned by the family of Alfonso Robinson Bours Almada, the family of Mario Javier Robinson Bours and Ricardo Aguirre Borboa, respectively. Revenues from such sales were Ps.11.7 million, Ps.0.7 million and Ps.0.2 million for the years ended December 31, 1996, 1997 and 1998, respectively. Bachoco purchased feed and packaging materials from enterprises owned by the family of Enrique Robinson Bours and the family of Juan Bautista Robinson Bours. The cost of such purchases was Ps.71.0 million, Ps.85.0 million and Ps.124.4 million for the years ended December 31, 1996, 1997 and 1998, respectively.

PART II.

ITEM 14.  Description of Securities to be Registered.

     None.

PART III.

ITEM 15.  Default Upon Senior Securities.

     None.

ITEM 16.  Changes in Securities and Change in Security for Registered
          Securities.

     None.

PART IV.

ITEM 17.  Financial Statements.

     The Company has responded to Item 18, in lieu of responding to this Item.

ITEM 18.  Financial Statements.

     See Item 19 for a list of financial statements filed under Item 18.

ITEM 19.  Financial Statements.

            Consolidated Financial Statements of Industrias Bachoco,
                          S.A. de C.V. and Subsidiaries

                          INDEX TO FINANCIAL STATEMENTS

                                                                          Pages
                                                                          -----


  Report of Independent Auditors.                                           F-2

  Consolidated Balance Sheets as of December 31, 1997 and 1998              F-3

  Consolidates Statements of Income for the years ended
  December 31, 1996, 1997 and 1998                                          F-4

  Consolidated Statements of Changes in Stockholders' Equity
  of the years ended December 31, 1996, 1997 and 1998                       F-5

  Consolidated Statements of Changes in Financial Position
  for the years ended December 31, 1996, 1997 and 1998                      F-7

  Notes to the Consolidated Financial Statements                            F-8

Schedule II - Valuation and Qualifying Accounts                            F-25

                         REPORT OF INDEPENDENT AUDITORS




To the Stockholders of
Industrias Bachoco, S.A de C.V.

We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S.A. de C.V. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 1998. These financial statements, which have been prepared in accordance with accounting principles generally accepted in Mexico, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico, which are substantially the same as those followed in the United States of America. Such standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A. de C.V., and subsidiaries at December 31, 1997 and 1998, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 13).



                                  Mancera, S.C.
                                    Member of
                           Ernst & Young International


                            Felizardo Gastelum Felix





Mexico City, Mexico
February  15, 1999.

                INDUSTRIA BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                          Consolidated Balance Sheets
         (Thousands of constant Mexican pesos as of December 31, 1998)



                                                                   December 31
                                                --------------------------------------------------
                                                     1997              1998              1998
                                                ---------------    -------------    --------------
                                                                                     (Thousands of
                                                                                       U.S. dollars)
ASSETS                                                                                   (Note 2)
Current  assets:
    Cash and cash equivalents                     Ps  1,074,299    Ps    715,921     $    72,491
    Accounts receivable:
       Trade                                            201,743          190,016          19,240
       Related parties -- Note 3                          2,461                -               -
       Value added and other recoverable taxes           93,439          107,062          10,841
    Inventories -- Note 4                               938,226          948,790          96,070
    Prepaid expenses and other                           31,760           48,255           4,886
                                                  -------------    -------------    ------------
        Total current assets                          2,341,928        2,010,044         203,528
                                                  -------------    -------------    ------------
Property, plant and equipment -- Note 5               3,289,323        3,993,550         404,370
Other assets -- Note 11                                  31,155           31,281           3,167
                                                  -------------    -------------    ------------
TOTAL  ASSETS                                     Ps  5,662,406    Ps  6,034,875    $    611,065
                                                  =============    =============    ============


LIABILITIES
Current liabilities:
    Notes payable to banks -- Note 6              Ps    315,496    Ps      6,510    $        659
    Current portion of long-term debt -- Note 6          75,203          108,410          10,977
    Accounts payable to suppliers                       145,199          143,457          14,526
    Related parties -- Note 3                            10,577           15,063           1,525
    Taxes payable and other accruals                     78,569           69,371           7,024
                                                  -------------    -------------    ------------
        Total current liabilities                       625,044          342,811          34,711
                                                  -------------    -------------    ------------

Long-term liabilities:
    Long-term debt -- Note 6                            153,783          274,972          27,843
    Labor obligations -- Note 11                         32,279           32,663           3,307
                                                  -------------    -------------    ------------
        Total long-term liabilities                     186,062          307,635          31,150
                                                  -------------    -------------    ------------

TOTAL  LIABILITIES                                      811,106          650,446          65,861
                                                  -------------    -------------    ------------

STOCKHOLDERS' EQUITY -- Note 7
    Capital stock                                     1,392,876        1,392,876         141,036
    Paid-in capital                                     375,358          375,358          38,007
    Retained earnings                                 3,422,649        4,115,404         416,708
    Stock repurchase reserve                           -                 184,390          18,671
    Net income for the year                           1,070,956          917,449          92,897
    Deficit from restatement of stockholders'
      equity                                         (1,430,797)      (1,624,279)       (164,467)
    Minimum seniority premium liability
      adjustment -- Note 11                              (5,498)               -               -
                                                  -------------    -------------    ------------
    Total majority stockholders' equity               4,825,544        5,361,198         542,852
                                                  -------------    -------------    ------------
    Minority interest                                    25,756           23,231           2,352
                                                  -------------    -------------    ------------
        Total stockholders'  equity                   4,851,300        5,384,429         545,204
                                                  -------------    -------------    ------------
TOTAL  LIABILITIES  AND STOCKHOLDER
  EQUITY                                          Ps  5,662,406    Ps  6,034,875     $   611,065
                                                  =============    =============    ============


See accompanying notes to consolidated financial statements.

               INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
         (Thousands of constant Mexican pesos as of December 31, 1998)

                                                                           Year ended December 31
                                                ---------------------------------------------------------------------------
                                                        1996                 1997              1998               1998
                                                -----------------    ---------------    ----------------     --------------
                                                                                                               (Thousands of
                                                                                                                U.S. dollars)
                                                                                                                 ((Note 2)
Net sales                                       Ps      4,944,190    Ps     5,224,777   Ps     5,322,620     $      538,945
Cost of sales                                          (3,888,537)         (3,716,015)        (3,836,065)          (388,423)
Selling, general and
  administrative expenses                                (448,117)           (490,047)          (530,829)           (53,749)
                                                -----------------    ----------------   -----------------    ---------------

      Operating income                                    607,536           1,018,715            955,726             96,773

Comprehensive financing (cost) income:
     Interest income                                       63,695             113,624            220,890             22,366
     Interest expense                                    (129,163)            (66,890)           (28,381)            (2,874)
                                                -----------------    ----------------   -----------------    ---------------
        Net                                               (65,468)              46,734            192,509             19,492
     Foreign exchange (loss) gain                         (24,283)               6,743           (47,031)             (4,762)
     Gain (loss) on net monetary position                 145,560               13,691          (138,047)            (13,978)
                                                -----------------    ----------------   -----------------    ---------------

                                                           55,809              67,168              7,431                 752
                                                -----------------    ----------------   -----------------    ---------------
Other income (expense), net                                11,632              16,718             (3,989)               (404)
                                                -----------------    ----------------   -----------------    ---------------

   Income before provision for income tax,
       asset tax, employee profit sharing and
       minority interest                                  674,977           1,102,601            959,168              97,121

Income tax -- Note 8                                         (753)            (22,136)           (37,307)             (3,778)
Asset tax -- Note 8                                          (363)               (119)              (219)                (22)
Employee profit sharing -- Note 8                            (419)               (455)              (665)                (67)
                                                 -----------------    ----------------   -----------------    ---------------

       Income before minority interest                     673,442           1,079,891            920,977             93,254

Minority interest                                           (6,203)             (8,935)            (3,528)              (357)
                                                  -----------------    ----------------   -----------------    ---------------

NET INCOME                                      Ps          667,239    Ps     1,070,956   Ps       917,449    $       92,897
                                                ===================    ================   ================    ================
Weighted average units outstanding                          284,475             288,749            300,000           300,000
(in thousands)

NET INCOME PER UNIT                             Ps             2.35    Ps          3.71    Ps         3.06    $          0.31
                                                ===================    ================    ===============    ===============


          See accompanying notes to consolidated financial statements.

               INDUSTRIAS BANCHOCO, S.A. DE C.V. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
                  Years ended December 31, 1996, 1997 and 1998
         (Thousands of constant Mexican pesos as of December 31, 1998)



                                                              Minimum
                                                              seniority      Deficit from
                                                               premium     restatement of  Total majority               Total
                                                 Net          liability    stockholders'   stockholders'   Minority  stockholders'
                                               income        adjustment        equity        equity        interest    equity
                                               ------        ----------        ------        ------        --------    ------

 Balance at December 31, 1995                 Ps    137,938   Ps        -   Ps (732,357)   Ps 3,511,305 Ps 21,452  Ps 3,532,757

 Transfer of prior year net income                 (137,938)            -             -             -           -           -
 Deficit from holding of nonmonetary assets               -             -      (492,600)       (492,600)   (3,835)     (496,435)
 Minimum seniority premium
      liability adjustment --Note 11                               (3,508)            -          (3,508)        -        (3,508)
 Net income for the year                            667,239             -             -         667,239     6,203       673,442
                                             --------------- ------------- -------------   ----------- -----------  -----------
 Balance at December 31, 1996                       667,239        (3,508)    (1,224,957)     3,682,436    23,820     3,706,256

 Issuance of common stock                                 -             -             -         384,873          -      384,873
 Transfer of prior year net income                 (667,239)            -             -             -            -           -
 Cash dividends paid                                      -             -             -        (104,891)         -      (104,891)
 Deficit from holding of nonmonetary assets               -             -      (205,840)       (205,840)    (6,999)     (212,839)
 Minimum seniority premium
      liability adjustment --Note 11                      -        (1,990)            -          (1,990)         -        (1,990)
 Net income for the year                          1,070,956             -             -       1,070,956     8,935      1,079,891
                                             --------------- ------------- -------------   ----------- -----------   -----------
 Balance at December 31, 1997                     1,070,956        (5,498)    (1,430,797)     4,825,544    25,756      4,851,300

 Transfer of prior year net income               (1,070,956)            -             -             -           -             -
 Cash dividends paid                                      -             -             -       (193,811)         -       (193,811)
 Deficit from holding of nonmonetary assets               -             -      (193,482)      (193,482)    (6,053)      (199,535)
 Stock repurchase reserve                                 -             -             -             -           -             -
 Minimum seniority premium
      liability adjustment --Note 11                      -         5,498             -          5,498          -          5,498
 Net income for the year                            917,449             -             -        917,449       3,528       920,977
                                             --------------- ---------------------------   ----------- -----------   -----------
 Balance at December
      31, 1998 --Note 7                       Ps    917,449   Ps        -  Ps (1,624,279) Ps 5,361,198   Ps 23,231 Ps 5,384,429
                                             =============== ============= =============  ============  ========== ============


               INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
         (Thousands of constant Mexican pesos as of December 31, 1998)

                                                                                Year ended December 31
                                                         -----------------------------------------------------------------------
                                                                                                               (Thousands
                                                                                                                    of
                                                                                                                U.S. dollars)
                                                                                                                 (Note 2)
                                                         ---------------  --------------- ----------------
                                                              1996              1997             1998             1998
OPERATING ACTIVITIES:                                    ---------------  --------------- ---------------- ----------------
Net income                                               Ps     667,239    Ps  1,070,956   Ps     917,449    $      92,897
Adjustments to reconcile net income to resources
     provided by operating activities:
     Depreciation                                               113,934          118,036          130,677           13,232

                                                         ---------------  --------------- ---------------- ----------------
                                                                781,173        1,188,992        1,048,126          106,129


Accounts receivable                                             (13,797)          27,033           11,727            1,187
Inventories                                                    (486,681)         (45,616)        (204,046)         (20,661)
Prepaid expenses and other accounts receivable                  (13,923)            (434)         (27,658)          (2,801)
Accounts payable to suppliers                                    33,982          (63,034)          (1,742)            (176)
Taxes payable and other accruals                                 16,885           16,866            1,169              118

                                                         ---------------  --------------- ---------------- ----------------
RESOURCES PROVIDED BY OPERATING ACTIVITIES                      317,639        1,123,807          827,576           83,796


FINANCING ACTIVITIES:

Proceeds from long-term debt                                    251,696           95,353          355,935           36,040
Proceeds from notes payable to banks                          1,067,428          830,191          627,703           63,558
Repayment of long-term debt and notes payable                (1,180,824)      (1,115,459)      (1,052,800)        (106,602)
Constant peso effect on notes payable to banks
and long term-debt                                             (197,096)        (115,436)         (85,426)          (8,650)
Cash dividends paid                                                   -         (104,891)        (193,811)         (19,624)
Issuance of common stock                                              -          384,873                -                -

                                                         ---------------     ------------     ------------ ----------------

RESOURCES USED IN FINANCING ACTIVITIES                          (58,796)         (25,369)        (348,399)         (35,278)


INVESTING ACTIVITIES:

Acquisition of property, plant and equipment                   (249,265)        (264,154)        (834,904)         (84,538)
Minority interest                                                 2,369            1,936           (2,525)            (255)
Other assets                                                     (8,714)           4,489             (126)             (13)

                                                         ---------------  --------------- ---------------- ----------------

 RESOURCES USED IN INVESTING ACTIVITIES                        (255,610)        (257,729)        (837,555)         (84,806)


NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                                            3,233          840,709         (358,378)         (36,288)

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                           230,357          233,590        1,074,299          108,779

                                                         ---------------  --------------- ---------------- ----------------

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                          Ps     233,590    Ps  1,074,299   Ps     715,921    $      72,491
                                                         ===============  =============== ================ ================

          See accompanying notes to consolidated financial statements.

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 1996, 1997 and 1998
          (Thousands of constant Mexican pesos as of December 31, 1998, except per unit amounts)


1.   Organization and Business Activity

Industrias Bachoco, S.A. de C.V. and subsidiaries (collectively "Bachoco" or the "Company") are engaged in the breeding, processing and marketing of poultry (chicken and eggs) and other products (principally swine). Poultry sales represent 96% of net sales. All sales activities are carried out in Mexico, mainly through retailers and wholesalers.

2.   Accounting Policies and Practices

The accompanying financial statements are prepared in conformity with generally accepted accounting principles in Mexico. The principal accounting policies and practices followed by Bachoco in the preparation of its consolidated financial statements are discussed below:

Estimates in financial statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents. The Company does not believe it has significant concentrations of credit risks in its accounts receivable because the Company's customer base is geographically diverse, thus spreading the credit risk.

Consolidation

The consolidated financial statements include the accounts of Industrias Bachoco, S.A. de C.V. and all of its majority-owned subsidiaries. The ownership interests of other stockholders in such subsidiaries are reflected as minority interest. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements include the following consolidated subsidiaries at December 31, 1997 and 1998:

                                                               Percentage equity
                                                                   interest
                                                               ----------------
Bachoco, S.A. de C.V. ("BSACV") ...........................           100%
Operadora de Servicios de Personal, S.A. de C.V. ..........           100
Servicios de Personal Administrativo, S.A. de C.V. ........           100
SECBA, S.A. de C.V. .......................................           100
SEPETEC, S.A. de C.V. .....................................           100
Acuicola Bachoco, S.A. de C.V. ............................           100
Huevo y Derivados, S.A. de C.V. ...........................            97
Avipecuaria de Servicios, S.A. de C.V. ....................            96
Pecuarius Laboratorios, S.A. de C.V. ......................            64


Recognition of the effects of inflation on financial information

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information," as amended, issued by the Mexican Institute of Public Accountants (the "Mexican Institute,") which recognizes the effects of inflation. The Third Amendment to Bulletin B-10 requires the restatement of all financial statements to constant Mexican pesos as of the date of the latest balance sheet reported on.

The accompanying financial statements and notes were restated in constant Mexican pesos as of December 31, 1998, as follows :

     o The consolidated balance sheets and the consolidated statements of changes in stockholder's equity and changes in financial position have been restated in constant Mexican pesos as of December 31, 1998, using the Mexican National Consumer Price Index (the "NCPI") published by Banco de Mexico, and

     o The consolidated statements of income have been restated in constant Mexican pesos as of December 31, 1998, using the NCPI for the month in which the transactions (income and expenses) occurred.

The NCPI as of December 31, 1996, 1997, 1998 and the rate of inflation for the years then ended were :

                                                                   Rate of
                                                  NCPI            Inflation
                                                                 for the year
                                             --------------    -----------------
     December 31, 1996 .................          200.3880          27.70%
     December 31, 1997 .................          231.8860          15.72
     December 31, 1998 .................          275.0380          18.60

The significant effects of Bulletin B-10 are described below:

Deficit from restatement of stockholders' equity

This account consists of the accumulated gains and losses on net monetary position at the time the provisions of Bulletin B-10 were first applied (1984) and the subsequent gain or loss from holding nonmonetary assets, principally property, plant and equipment and inventories. A gain or loss from holding nonmonetary assets originates when the replacement cost of these assets is higher or lower than the cost of these assets restated by the NCPI.

Comprehensive financing (cost) income

Comprehensive financing (cost) income includes interest income and expense, exchange gains and losses, and gains and losses on net monetary position.

Foreign exchange gains and losses on transactions denominated in a currency other than Mexican peso result from fluctuations in exchange rates from the date transactions occur to the time of settlement or valuation of the receivable or payable at the end of the period.

Gains and losses on net monetary position are computed by applying the NCPI inflation rate to the average net monetary long or short position.

Cash equivalents

Cash equivalents are carried at cost plus accrued interest, which approximates market value. Cash equivalents are highly liquid and have maturities of ninety days or less when acquired.

Accounts receivable

The Company periodically and systematically reviews the aging and collection of its accounts receivable. As a result of this procedure, the Company set up an allowance for doubtful accounts of Ps 11,850 and Ps 14,107 as of December 31, 1997 and 1998, respectively.

The recoverable value added tax is related to purchases of certain raw materials, property, plant and equipment and services charged by suppliers. The value added tax on these purchases may be recovered.

Inventories

Inventories are stated at average cost, which approximates estimated replacement cost, not in excess of net realizable value. Declines in productivity of breeder birds and swine are estimated based on expected future production and deducted from inventories.

Property, plant and equipment

Property, plant and equipment were carried at replacement cost determined annually by an independent appraiser through 1996. The fifth amendment to Bulletin B-10 (as modified), which is applicable to financial statements for periods beginning on or after January 1, 1997 disallows the use of appraisals. Based on such amendment, the Company restated the appraisal value at December 31, 1996 and property, plant and equipment purchases since January 1, 1997, using the NCPI. Comprehensive financing cost related to the construction in progress, is capitalized during the installation or preoperating period and amortized over the estimated useful lives of the assets.

Labor obligations

Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Bachoco accounts for this obligation in accordance with Bulletin D-3 ("Labor Obligations") issued by the Mexican Institute; consequently, seniority premium costs are recognized periodically during the years of service by employees, based on actuarial computations.

Also, in accordance with Mexican labor law the Company is contingently liable for severance payments to employees who are unjustifiably dismissed. Such payments are charged to income in the year in which the decision to dismiss an employee is made.

On September 1, 1996, Bachoco established a defined benefits pension plan which has been accounted for in accordance with the requirements of Bulletin D-3. This Bulletin defines, among other things, the accounting treatment of pensions and seniority premiums.

Income taxes and employee profit sharing

Provisions for income taxes are computed in accordance with the partial-liability method, as prescribed by Bulletin D-4. When applicable, deferred income taxes are provided for identifiable, non-recurring temporary differences (those expected to reverse over a known period of time) at rates in effect at the end of the period covered by the financial statements.

Employee profit sharing is a statutory labor obligation payable to employees. It is determined on the basis of each individual company's pre-tax income as adjusted in accordance with the provisions of the Mexican labor and income tax laws.

Revenue recognition

Revenues are recognized when earned, upon the delivery of products sold to customers.

Earnings per unit

Net income per unit has been computed based on the weighted average number of units outstanding, giving retroactive effect to an increase in the number of shares outstanding at April, 1997, as a result of a stock split and the creation of the units (see Note 7).

Convenience translation

United States dollar amounts as of December 31, 1998, shown in the accompanying consolidated financial statements, have been included solely for the convenience of the reader and translated from pesos as a matter of arithmetic computation only, at an exchange rate of Ps 9.876 to $1.00 U.S. dollar, which was the exchange rate at December 31, 1998. Such translation should not be construed as a representation that the Mexican peso amounts could have been or could be converted into U.S. dollars at this or any other rate.

Consolidated statement of changes in financial position

Bulletin B-12 issued by the Mexican Institute establishes the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between the beginning and ending financial statement balances in constant pesos. Also, according to this Bulletin, the foreign exchange gain or loss, and the gain on net monetary positions are not presented as resources provided by operating activities.


3.   Related Parties

A summary of related party accounts receivable is as follows:

                                                          1997           1998
                                                     ------------     ---------

     Autos y Accesorios, S.A. de C.V. .............  Ps     1,201     Ps      -
     Productora Avicola Tepeyac, S.A. .............           493             -
     Others .......................................           767             -
                                                     ------------     ---------
                                                     Ps     2,461     Ps      -
                                                     ============     =========


A summary of related party accounts payable is as follows :

                                                          1997           1998
                                                     ------------     ---------

     Vegetales y Pigmentos Naturales, S.A. de C.V.   Ps      573      Ps  1,106
     Llantas y Accesorios, S.A. de C.V. ...........        1,636            772
     Maquinaria Agricola, S.A. de C.V. ............           --          1,375
     Productos Deshidratados de Mexico, S.A. de C.V.         551            632
     Qualiplast S.A. de C.V. ......................          339            182
     Vimifos, S.A. de C.V. ........................        7,272         10,921
     Others .......................................          206             75
                                                     ------------     ---------
                                                     Ps   10,577      Ps 15,063
                                                     ============     =========

All of these companies are owned by the same group of stockholders, and all intercompany transactions are of a business nature.

In the years ended December 31, 1996, 1997 and 1998, the Company had the following material transactions with related parties :

                                                            1996                   1997                   1998
                                                      -----------------      -----------------      -----------------
Airplane leasing expenses..........................   Ps        3,753        Ps          2,848               2,571
Purchases of vehicles, tires and spare parts.......            34,011                   46,923              45,980
Purchases of egg...................................             1,439                        -                   -
Purchases of feed and raw materials and
    packing supplies...............................            70,979                   85,050             124,439
Sales of feed material.............................            11,741                      710                 240


4.   Inventories

Inventories consist of the following:

                                                            1997                 1998
                                                      ---------------       --------------
Layer and breeder hens and grow-out
    flocks..........................................  Ps      490,810       Ps     516,696
Processed chicken and commercial eggs...............           44,828               72,671
Swine...............................................           45,820               40,316
Feed material and other.............................          417,578              384,095
Allowance for productivity declines.................          (60,810)             (64,988)
                                                      ---------------       --------------
                                                      Ps      938,226       Ps     948,790
                                                      ===============       ==============


5.   Property, Plant and Equipment

Property, plant and equipment consist of the following:

                                                               Remaining
                                                              useful lives              1997                   1998
                                                            ----------------   ------------------    -------------------
Land................................................               -           Ps        321,839     Ps        331,208
Buildings, farm structures and equipment............          14-34 years              3,644,386             3,964,701
Office, furniture and equipment.....................              4-7                     48,348                54,244
Transportation equipment............................              4-8                    447,377               521,623
Construction in progress............................               -                     231,023               638,213
                                                                               ------------------    -------------------
                                                                               Ps      4,692,973     Ps      5,509,989
Accumulated depreciation............................                                  (1,403,650)           (1,516,439)
                                                                               ------------------    -------------------
Total...............................................                           Ps      3,289,323     Ps      3,993,550
                                                                               ==================    ===================

As described in Note 2, the Company capitalizes comprehensive financing cost on assets under construction during the construction period. The net financing cost capitalized during 1996, 1997 and 1998 was: Ps 2,970, Ps 1,534 and Ps 36,848, respectively.


6.   Notes Payable to Banks and Long-term Debt

Notes payable to banks and long-term debt consist of the following:

                                                                           1997                1998
                                                                      --------------      -------------
Notes payable to banks:
  Secured by inventories:
    Denominated in Mexican pesos, variable interest rates
    1997: 17.92% to 27.17%...................................         Ps       2,065      Ps          -
  Unsecured:
    Denominated in U.S. dollars, variable interest rates
    1997: 6.61% to 8.41%;  1998: 5.87% to 8.41%..............                313,431              6,510
                                                                      --------------      -------------
Total........................................................         Ps     315,496      Ps      6,510
                                                                      ==============      =============

The weighted average interest rate on short-term debt in 1997 and 1998 was 7.68% and 7.65%, respectively. The weighted average interest rate on the Company's short-term debt as of December 31, 1997 and 1998 was 7.54% and 7.01%, respectively.

                                                                           1997                1998
                                                                      --------------      -------------
Long-term debt to banks:
  Secured by equipment:
    Denominated in Mexican pesos repayable in monthly
    installments from 1999 through 2003; variable
    interest rates 1997: 17.92% to 29.50%;
    1998:  17.95% to 42.33%...................................        Ps      51,755      Ps     17,149
    Denominated in U.S. dollars, repayable in semi-
    annual installments from 2001 through 2003;
    variable interest rates 1997: 6.03% to 9.91%
    1998: 5.16% to 10.25%.....................................               177,231            366,233
                                                                      --------------      -------------
Total.........................................................               228,986            383,382
Less current portion..........................................               (75,203)          (108,410)
                                                                      ---------------------------------
Total long-term debt..........................................        Ps     153,783      Ps    274,972
                                                                      ==============      =============

Maturities of long-term debt are as follows:

       Year                                                                1997                1998
       ----                                                           --------------      -------------
       1998..........................................                 Ps.     75,203      Ps.         -
       1999..........................................                         62,647            108,410
       2000..........................................                         45,269             93,758
       2001..........................................                         38,992             87,552
       2002..........................................                          6,875             73,311
       2003..........................................                              -             20,351
                                                                      --------------      -------------
                                                                      Ps     228,986      Ps    383,382
                                                                      ==============      =============

Weighted average interest rates on debt in 1997 and 1998 were approximately 13.23% and 8.95%, respectively. The weighted average interest rate on the Company's total debt as of December 31, 1997 and 1998 was 9.34% and 7.35%, respectively.

At December 31, 1997 and 1998, uncommitted lines of credit totaled Ps 1,827,174 and Ps 2,134,079, respectively. The Company paid commitment fees of Ps 70,708 in 1997, equal to 0.25% per annum on its committed but unused line of credit. In 1998, the Company used its entire committed line of credit. No commitment fees were paid by the Company in 1996 and 1998.

The book value of assets collateralizing long-term debt was Ps 1,009,947 at December 31, 1997 and Ps 459,070 at December 31, 1998.

The Company's long-term debt agreements generally contain, among other provisions, requirements to maintain certain working capital and other financial ratios and restrictions on the payment of cash dividends, none of which are expected to restrict future operations. The Company is in compliance with these provisions. These agreements were entered into by BSACV.

7.   Stockholders' Equity

Bachoco's capital structure at December 31, 1996 was :


               Series B fixed  capital shares authorized and
                 outstanding..................................       106,678,125
               Series L fixed capital shares authorized and
                 outstanding..................................        35,559,375
                                                                     -----------
               Total shares...................................       142,237,500
                                                                     ===========

Series L shares have limited voting rights.

On April 21, 1997, the Company declared a stock split of 4 to 1 of the Series B and Series L shares and restructured its capital by converting 1,940,625 Series L shares (7,762,500 on a post-split basis) into Series B shares. Following the stock split and restructuring, the shares outstanding were as follows:


               Series B fixed capital shares..................       434,475,000
               Series L fixed capital shares..................       134,475,000
                                                                     -----------
               Total shares...................................       568,950,000
                                                                     ===========

Concurrently, with the stock split, Bachoco combined its shares to create 134,475,000 Units, each consisting of one series B share and one series L share, and 150,000,000 B Units, each consisting of two series B shares. The total number of Units and B Units at April 21, 1997 were as follows:

               Units..........................................       134,475,000
               B Units........................................       150,000,000
                                                                     -----------
               Total..........................................       284,475,000
               Units offered to the public on
                 September 19, 1997 ..........................        13,500,000
               Additional Units sold on October 15, 1997 upon
                 exercise of the underwriters' over-allotment
                 option ......................................         2,025,000
                                                                     -----------

               Total Units and B Units at December 31, 1997
               and 1998.......................................       300,000,000
                                                                     ===========

All per unit amounts in the financial statements have been restated to reflect this stock split.

In 1997 and 1998, the Company declared and paid cash dividends at nominal value of Ps 80,699 and Ps 173,479 (Ps 104,891 and Ps 193,811 in constant Mexican pesos) or Ps 0.28 and Ps 0.58 per unit in nominal pesos.

The Mexican Corporation Act requires that at least 5% of each year's net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 1998, included in retained earnings was Ps 124,847.

The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Act providing a stock repurchase reserve for that purpose of Ps 180,000 (Ps 184,390 constant Mexican pesos) through a charge to retained earnings. No shares were repurchased in 1998.

8.   Income Tax, Asset Tax and Employee Profit Sharing

The Company and each of its subsidiaries file separate income tax returns. Since January 1,1991, BSACV, the Company's principal operating subsidiary, has been subject to payment of corporate income tax under the provisions of the simplified statutory regime, which is applicable to a company engaged in agriculture, transportation and certain other activities, that derives no more than 10% of its net sales from the production of "processed" products, as defined in the law. The simplified regime is part of Mexico's internal revenue code and can only be amended through an amendment to the current tax law, which requires the approval of the Mexican Congress.

Under the simplified regime, a company determines its taxable income using a comprehensive system for reporting transactions that differs altogether from the ordinary method of determining taxable income. Under the simplified regime, income tax is payable only on the amount of certain types of transactions, including the payment of dividends, the making of loans and payments not properly supported by documentation necessary to support deductibility under general tax legislation. Under the simplified regime, the effective tax rate on the payment of dividends from BSACV to the Company was 20.48% for 1996, 1997 and 1998 and will be 21.21% for 1999. The Company is taxed on the dividends it pays to stockholders only to the extent such dividends exceed the net tax profit account (CUFIN), which consists of earnings on which Mexican corporate income taxes have already been paid. At December 31, 1998, the Company had Ps. 2,848 in its CUFIN account.

The general effect of the simplified regime, together with the policies applied by Bachoco's management, is that BSACV does not pay material income tax unless it makes distributions to the Company. BSACV accounts for most of the revenues and net income of Bachoco. For the years 1996 through 1998, pretax income of BSAVC represented between 94% and 99% of Bachoco's pretax consolidated income.

Dividends on which BSACV has paid income tax will be credited to the Company's CUFIN account and, accordingly, no further income tax will be paid arise when such amounts are distributed as dividends to the Company stockholders. Effective January 1, 1999, cash dividends paid to the Company's stockholders will be subject to a tax withholding of approximately 7.60%.

In addition to income tax, the Company and its subsidiaries are also subject to an alternative minimum tax known as asset tax, which is assessed on the net average balances of certain assets and liabilities. Although the general rate is 1.8%, under the simplified regime, BSACV is subject to a 0.9% rate, special rules excluding many assets from the determination of asset tax and a tax compensation derived from the investment in assets. The net amount of assets subject to asset tax at December 31, 1998 was Ps.59,081. The Company and its subsidiaries are required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. In the past, because BSACV and certain other subsidiaries have had virtually no net income tax liability, principally due to the simplified regime, they have been subject only to asset tax. Asset tax can be credited against income tax in subsequent years for up to ten years. Currently, the Company has Ps. 3,648 in asset tax credits.

The Company and BSACV have no employees, but each of the subsidiaries of the Company is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments.

The aggregate effective rate of income tax, asset tax and employee' profit sharing was 0.23% in 1996, 2.06% in 1997 and 3.98% in 1998.


9.   Foreign Currency Position

A summary of Bachoco's assets and liabilities denominated in U.S. dollars (the only foreign currency) is as follows:

                                                                                  December 31
                                                                       ---------------------------------
                                                                            1997               1998
                                                                       --------------      -------------
                                                                                  (Thousands of
                                                                                  U.S. dollars)
Assets:
     Cash and cash equivalents.................................        $        1,108      $       2,798
Liabilities:
     Bank loans and long-term debt.............................               (51,350)           (37,742)
                                                                       --------------      -------------
Net short position.............................................        $      (50,242)     $     (34,944)
                                                                       ==============      =============


As of December 31, 1997 and 1998, the exchange rates were Ps 8.07 and Ps 9.876 per dollar, respectively.

Imported U.S. dollar denominated assets included in the consolidated balance sheets as of December 31, 1998, were:


                                                                   (Thousands of
                                                                   U.S. dollars)
                                                                   -------------
     Inventories...............................................    $     5,108
     Property, plant and equipment.............................    $    43,196

Imported raw materials, in thousands of U.S. dollars, were $152,803 in 1996, $80,708 in 1997 and $109,271 in 1998. The interest expense, in thousands of U.S. dollars from the debt was $5,489 in 1996, $4,516 in 1997 and $4,463 in 1998.


10.  Contingencies and Commitments

Bachoco has entered into operating leases for certain offices and production sites. Most leases contain renewal options. Rental expense was as follows:

                             Year ended December 31
                    1996.....................................    Ps  20,697
                    1997.....................................        26,551
                    1998.....................................        31,288

Future minimum annual rental payments under existing operating leases with initial terms in excess of one year as of December 31, 1998 are Ps 20,719 for each of the next four years.


11.  Labor Obligations

On September 1, 1996, Bachoco introduced a defined benefit retirement pension plan that covers all nonunionized employees. Participating employees are required to contribute 1% of their payroll salary. Such percentage may be increased based on years of service up to a maximum of 5%. In 1996, the Company also adopted the policy of making annual contributions to the retirement fund. The contributions for 1996, 1997 and 1998 were Ps 3,124, Ps 5,467 and Ps 7,221, respectively. These contributions are considered deductible for income tax purposes. Bachoco recognizes these labor obligations on the basis of independent actuarial computations, using the projected unit-credit method, and the provisions of the Bulletin D-3, "Labor Obligations," which defines the accounting treatment of pensions and other labor obligations.

Seniority premiums accruing to employees are recognized on the basis of independent actuarial computations, following the methodology prescribed in Bulletin D-3. Seniority premiums accruing to employees resulted in the recognition of a cost of Ps 3,513, Ps 1,990 and Ps 0, which was charged to stockholders' equity, and the creation of intangible assets in the amount of Ps 1,011, Ps 976 and Ps 5,954 in 1996, 1997 and 1998, respectively, which is presented on the balance sheet under "Other assets."

The analysis of the net period cost, the funded status and the pertinent assumptions considered in the pension plan and the seniority premium obligation at December 31, 1996, 1997 and 1998 is as follows:

                                                                                           1996
                                                                     ------------      ------------       ------------
                                                                       Pension           Seniority
                                                                         Plan             Premium             Total
                                                                     ------------      -----------        ------------
Net period cost :
Labor cost................................................           Ps     1,084      Ps       632       Ps     1,716
Financing cost of projected benefit obligation............                    529               325                854
Return on plan assets.....................................                     (5)                0                 (5)
Amortization of past service costs........................                    506               241                747
Cost of defined benefit plan..............................                    996                 0                996
Restatement based on net period cost......................                      0               324                324
Restatement based on net period assets....................                      0               403                403
                                                                     ============      ============       ============
Net period cost from September 1 through December 31, 1996
    (pension plan) and January 1 through December 31, 1996
    (seniority premium) ..................................           Ps     3,110      Ps     1,925       Ps     5,035
                                                                     ============      ============       ============

Labor obligations :
Accumulated vested benefit obligations....................           Ps     6,469      Ps     5,729       Ps    12,198
                                                                     ============      ============       ============

Projected benefit obligations.............................           Ps    35,302      Ps     9,021       Ps    44,323
Plan assets...............................................                 (3,615)                0             (3,615)
Unrecognized prior service cost...........................                (31,753)           (1,008)           (32,761)
Actuarial (gain) not recognized...........................                      0            (5,673)            (5,673)
                                                                     ------------      ------------       ------------
Accrued (prepaid) pension cost............................           Ps       (66)     Ps     2,340       Ps     2,274
                                                                     ------------      ------------       ------------
Unfunded accumulated benefit obligations..................           Ps    26,835      Ps     6,864       Ps    33,699
                                                                     ------------      ------------       ------------
Additional liability......................................                 26,901             4,524             31,425
                                                                     ------------      ------------       ------------
Intangible assets.........................................           Ps   26,901       Ps     1,011       Ps    27,912
                                                                     ============      ------------       ============
Minimum seniority premium liability adjustment
   (charged to equity)....................................                             Ps     3,513
                                                                                       ============

                                                                                           1997
                                                                     ------------      ------------       ------------
                                                                       Pension           Seniority
                                                                         Plan             Premium             Total
                                                                     ------------      -----------        ------------
Net period cost :
Labor cost...................................................        Ps     2,723      Ps       812       Ps     3,535
Return on plan assets........................................                (180)                0               (180)
Amortization of past service costs...........................               1,530               342              1,872
Cost of defined benefit plan.................................               1,394               399              1,793
Restatement based on net period cost.........................                   0               280                280
Restatement based on net period assets.......................                   0               356                356
                                                                     ------------      ------------       ------------
Net period cost..............................................        Ps     5,467      Ps     2,189       Ps     7,656
                                                                     ============      ============       ============

Labor obligations :
Accumulated vested benefit obligation........................        Ps     7,506      Ps     7,472       Ps    14,978
                                                                     ============      ============       ============

Projected benefit obligation.................................        Ps    32,492      Ps     9,953       Ps    42,445
Plan assets..................................................              (8,513)                0             (8,513)
Unrecognized prior service cost..............................             (27,045)             (973)           (28,018)
Actuarially determined loss not recognized...................                 (52)           (6,421)            (6,473)
                                                                     ------------      ------------       ------------
Accrued (prepaid) pension cost...............................        Ps    (3,118)     Ps     2,559       Ps      (559)
                                                                     ------------      ------------       ------------
Unfunded accumulated benefit obligation......................        Ps    20,126      Ps     9,035       Ps    29,161
                                                                     ------------      ------------       ------------

Additional liability.........................................              23,244             6,476             29,720
                                                                     ------------      ------------       ------------
Intangible assets............................................        Ps    23,244      Ps       976       Ps    24,220
                                                                     ============      ------------       ============

Minimum seniority premium liability adjustment
   (charged to equity).......................................                          Ps    1,990
                                                                                       ===========

                                                                                           1998
                                                                     ------------      ------------       ------------
                                                                       Pension           Seniority
                                                                         Plan             Premium             Total
                                                                     ------------      -----------        ------------
Net period cost :
Labor cost...................................................        Ps     3,839      Ps       936       Ps    4,775
Return on plan assets........................................                (575)                0              (575)
Amortization of past service costs...........................               1,357               384             1,741
Cost of defined benefit plan.................................               1,769               512             2,281
Restatement based on net period cost.........................                 831               238             1,069
                                                                     ------------      ------------       -----------
Net period cost..............................................        Ps     7,221      Ps     2,070       Ps    9,291
                                                                     ============      ==============     ===========

Labor obligations :
Accumulated vested benefit obligation........................        Ps    15,926      Ps     8,158       Ps   24,084
                                                                     ============      ============       ===========


Projected benefit obligation.................................        Ps    38,347      Ps    10,627       Ps   48,974

Plan assets..................................................             (13,221)                0           (13,221)

Unrecognized prior service cost..............................             (22,063)           (6,837)          (28,900)
                                                                     ------------      ------------       -----------
Accrued (prepaid) pension cost...............................               3,063             3,790             6,853
                                                                     ------------      ------------       -----------
Unfunded accumulated benefit obligation......................        Ps    32,079      Ps     9,744       Ps   41,823
                                                                     ------------      ------------       -----------
Additional liability.........................................        Ps    18,858      Ps     5,954       Ps   24,812
                                                                     ------------      ------------       -----------
Intangible assets............................................        Ps    18,858      Ps     5,954       Ps   24,812
                                                                     ============      ------------       ===========


Plan assets are represented by 70% fixed-income and 30% variable-income deposits. The fair value of plan assets is the same as their carrying value.

The intangible assets are included on the balance sheet as part of Other assets.

The seniority premium cost for 1996, 1997 and 1998 was Ps 1,927, Ps 2,189 and Ps 2,070, respectively.

The transition liability, the past service cost and the variances in actuarial assumptions will be amortized in a period ranging from 21 to 25 years (the average remaining working life of employees).

The real rates considered in the actuarial study were in 1997 and 1998 as follows:

     Labor obligations discount.........................         5.00%
     Future salary increases............................   from 1.00 to 2.5 %
     Return on assets...................................         6.50%

12.  Year 2000 issue (unaudited)

The Company has continued to make the necessary changes in its automated systems in order to become year 2000 compliant. The amounts already expensed and expected to be incurred for this purpose are not material.

13. Differences Between Mexican and United States Generally Accepted Accounting Principles

Bachoco's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("U.S. GAAP").

The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Bulletin B-10, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effect of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than financial reporting based on historical cost for both Mexican and U.S. accounting principles.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are listed below, with an explanation, where appropriate, of the adjustments that affect consolidated operating income, net income, stockholders' equity and resources provided by operating and financing activities for each of the years ended December 31, 1996, 1997 and 1998.

Deferred income taxes and employee profit sharing

Under Mexican GAAP, deferred income taxes are provided for identifiable non-recurring temporary differences (those expected to reverse over a known period of time) at rates in effect at the end of the period covered by the financial statement. Benefits from loss carryforwards are not allowed to be recognized before the period in which the carryforward is utilized. For purposes of this reconciliation, Bachoco has applied Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for all periods presented, which requires that deferred income taxes be determined using the liability method for all temporary differences between financial reporting amounts and the tax basis of assets and liabilities, and that deferred taxes on such differences be measured at the enacted income tax rates for the year in which such taxes will be payable or refundable.

As described in Note 8, the Company is taxed under the simplified regime. Consequently, the general procedure for computing deferred taxes on the difference between the balance sheet for accounting and for tax purposes is not applicable. Instead, deferred taxes were computed on the differences between stockholders' equity for accounting and tax purposes, at the rate of 20.48% in 1996 and 1997 and 21.21% in 1998, which is the compound rate of 17% in 1996 and 1997 and 17.5% in 1998, the taxable transactions have for income tax purposes. The effect of the change in rate is reflected in net income of 1998 Ps 4,643.

Deferred taxes were allocated to income based on the 20.48% in 1996 and 1997 and 21.21% in 1998, of pretax income, net of income tax actually paid. The difference between the deferred tax amount taken to income and the net change in the deferred taxes balance was allocated to equity. This charge to equity is basically related to the deficit from restatement of stockholders' equity and others inflationary effects on the tax computation.

It is assumed that all retained earnings will be distributed to the stockholders' and, accordingly, will give rise to income tax under the simplified regime. Under Mexican tax legislation until 1998, income tax paid on dividends is a corporate tax and not an individual tax. Effective January 1, 1999, in addition to the corporate tax cash dividends paid to the Company's stockholders will be subject to a withholding tax of approximately 7.60% as an individual tax withholding.

In addition, as described in Note 8, under Mexican labor law, the Company is required to pay employee profit sharing. As of December 31, 1996, 1997 and 1998, there is no deferred employee profit sharing that needs to be recognized in accordance with SFAS 109.


Capitalized financing cost

Under Mexican GAAP, capitalization of comprehensive financing cost on assets under construction or in the pre-operating stage is allowed but not required. Bachoco has elected to capitalize such comprehensive financing cost. Under U.S. GAAP, interest expense accrued during the construction period on qualifying expenditures must be considered an additional cost to be capitalized. For U.S. GAAP purposes, when the financing is in pesos, the monetary gain is included in this computation. When the financing is denominated in U.S. dollars, only the interest is capitalized.

The devaluation loss capitalized in assets under construction as part of the net financing cost in accordance with Mexican GAAP, was Ps 72,147 and the monetary gain on financing in foreign currencies was Ps 62,451 in 1998. These amounts, related to the devaluation loss and monetary gain, were included in the amount capitalized in assets under construction or preoperation for Mexican GAAP purposes, and were applied to income for U.S. GAAP purposes. There was no application for this concept in 1996 and 1997.

Minority interest

For U.S. GAAP purposes, minority interest of Ps 25,756 and Ps 23,231 at December 31, 1997 and 1998, respectively, was excluded from the stockholders' equity.

Effect of inflation accounting on U.S. GAAP adjustments

To determine the net effect on the consolidated financial statements of recognizing the adjustments, it is necessary to recognize the effects of applying Mexican GAAP inflation accounting provisions (described in Note 2) to the U.S. GAAP adjustments. As of December 31, 1996, 1997 and 1998, the monetary gain on deferred taxes was included in income for U.S. GAAP reconciliation purposes.

Earnings per Share

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which the Company adopted in its financial statements during the year ended December 31, 1997, for purposes of presenting earnings per unit under U.S. GAAP. Statement 128 requires the restatement of all prior period amounts.

Effect of Statement 130

Effective January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and disclosure of comprehensive income and its components. Comprehensive income is the change during a period in an enterprise's equity from transactions and other events and circumstances arising from nonowner sources, including all changes in equity except those resulting from investments by owners and distributions to owners. However, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. Statement 130 requires the minimum seniority premium liability adjustment and the deficit from restatement of stockholders' equity which, prior to adoption, were reported separately in stockholders' equity, to be included in other comprehensive income. The required statement is presented after the reconciliation of net income to U.S. GAAP.

Effect of Statement 131

In June 1997, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (Statement 131). Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is applicable to financial statements for fiscal years beginning after December 15, 1997. The following classification is the one regularly reviewed by the enterprise's decision makers in order to assess the performance of the Company. The information included in other column is basically related to swine. The disclosures required by Statement 131 are as follows:

                                                       1996
                                     -------------------------------------------
                                        Poultry         Other          Total
                                     -------------------------------------------
Sales                                Ps  4,693,549    Ps   250,641  Ps 4,944,190
Cost of goods sold                       3,707,429         181,107     3,888,536
                                     -------------------------------------------
Gross profit                         Ps    986,120    Ps    69,534  Ps 1,055,654
                                     ===========================================
                                                       1997
                                     -------------------------------------------
                                        Poultry         Other          Total
                                     -------------------------------------------
Sales                                Ps   4,976,786   Ps   247,991  Ps 5,224,777
Cost of goods sold                        3,550,350        165,665     3,716,015
                                     -------------------------------------------
Gross profit                         Ps   1,426,436   Ps    82,326  Ps 1,508,762
                                     ===========================================
                                                       1998
                                     -------------------------------------------
                                        Poultry         Other          Total
                                     -------------------------------------------
Sales                                Ps   5,114,029   Ps   208,592  Ps 5,322,621
Cost of goods sold                        3,660,775        175,290     3,836,065
                                     -------------------------------------------
Gross profit                         Ps   1,453,254   Ps    33,302  Ps 1,486,556
                                     ===========================================

The poultry segment is composed of:
                                                       1996
                                        Chicken         Eggs           Total
                                     -------------------------------------------
Sales                                Ps   3,990,518   Ps   703,031  Ps 4,693,549

                                                       1997
                                        Chicken         Eggs           Total
                                     -------------------------------------------
Sales                                Ps   4,362,480   Ps   614,306  Ps 4,976,786

                                                       1998
                                        Chicken         Eggs           Total
                                     -------------------------------------------
Sales                                Ps   4,603,376   Ps   510,653  Ps 5,114,029


The Company obtains all revenues from customers in Mexico.

Disclosure about Fair Value of Financial Instruments

In accordance with Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures about Fair Value of Financial Instruments," information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair values, due to the short maturity of these instruments.

The fair value of long-term debt, the estimated fair value of the current and non-current portion of long-term debt, based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities, approximate their carrying amounts.

Cash flow information

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 2.

The change in the consolidated financial statement balances included in these statements constitute cash flow activity stated in constant Mexican pesos (including monetary and foreign exchange gains and losses).

In accordance with Mexican GAAP, the change in current and long-term debt due to restatements in constant Mexican pesos, including the effect of exchange differences, is presented in the statements of changes in financial position in the financing activities section.

The gain from monetary position and the exchange gain or loss are not presented in the operating activities section as a reconciling adjustments, as they are included in the respective monetary asset or liability line. Statement of Financial Accounting Standards No. 95 ("SFAS 95"), "Statement of Cash Flows," however, does not provide guidance with respect to price-level restated financial statements. For U.S. GAAP purposes, the gain from monetary position and the devaluation loss related to debt are reclassified to the operating activities section. The totals for the three sections of the statements of changes in financial position under U.S. GAAP would be changed as follows :

                                                                         1996               1997                1998
                                                                   ----------------   ----------------   ----------------
Resources provided by (used in) operating activities.......        Ps    120,543      Ps  1,008,371      Ps    742,150
Resources provided by financing activities.................              138,300             90,067           (433,825)
Resources used in investing activities.....................             (255,610)          (257,729)          (827,859)

Net resources provided by operating activities reflect cash payments for interest and income tax as follows:....
Interest paid..............................................              142,085             70,627             59,963
Income tax paid............................................                1,199             23,367             37,543


Summary of adjustments to reconcile Mexican and U.S. GAAP

The following is a summary of net income adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP.

                                                                                          Years ended December 31
                                                                         --------------------------------------------------
                                                                              1996             1997              1998
                                                                         ---------------  ----------------  ---------------
Net income as reported under Mexican GAAP........................        Ps     667,239   Ps  1,070,956     Ps    917,449
Adjustments to reconcile net income to U.S. GAAP:
Deferred income taxes............................................              (163,262)       (220,687)         (192,603)
Foreign exchange loss and monetary gain on financing
  is U.S. dollars capitalized in assets under construction
  and preoperation in Mexican GAAP...............................                     -               -            (9,696)
Depreciation on the deferred financing costs capitalized for
   Mexican and U.S. GAAP.........................................                 1,334           1,334             1,334
Gain on net monetary position related to deferred income
  Taxes..........................................................               132,956          84,093           118,354
                                                                         --------------   -------------      ------------
Net income under U.S. GAAP.......................................        Ps     638,267   Ps    935,696      Ps   834,838
                                                                         ---------------  ----------------  -------------
Weighted average number of units outstanding (thousands)                        284,475          288,749          300,000
Net income per unit..............................................        Ps        2.24   Ps        3.24     Ps      2.78


After the foregoing approximate adjustment for the depreciation of capitalized interest and the reclassification of employee profit sharing, operating income under U.S. GAAP would be Ps 605,782, Ps 1,019,594 and Ps 953,727 in 1996, 1997
and 1998, respectively. The employee profit sharing was reclassified in the operating income for U.S. GAAP.

Total assets under U.S. GAAP were Ps 5,648,496 in 1997 and Ps 6,012,603 in 1998. The difference in total assets between Mexican and U.S. GAAP is comprised of the foreign exchange loss and the monetary gain on financing in U.S. dollars capitalized in assets under construction and preoperation net of accumulated depreciation.

The following is a summary of stockholders' equity adjusted to take into account the aforementioned differences between Mexican and U.S. GAAP.

                                              Years ended December 31
                                                                         --------------------------------------------------
                                                                              1996             1997              1998
                                                                         ---------------  ----------------  ---------------
Majority stockholders equity as reported under Mexican
   GAAP..........................................................        Ps  3,682,435    Ps  4,825,544     Ps  5,361,198
Adjustments to reconcile stockholders' equity to U.S. GAAP:
Accumulated differences between the financing cost
   capitalized for Mexican and U.S. GAAP purposes................               (5,852)          (5,852)          (15,548)
Accumulated depreciation on the above items......................               (7,609)          (6,274)           (4,940)
Deferred income taxes............................................             (606,819)        (754,354)         (889,128)
                                                                         -------------    -------------     -------------
Stockholders' equity as reported under U.S. GAAP.................        Ps  3,062,155    Ps  4,059,064     Ps  4,451,582
                                                                         =============    =============     =============


The effects of the above adjustments on minority interest are not material.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 1996, 1997 and 1998
          (Thousands of constant Mexican pesos as of December 31, 1998)


The consolidated statements of changes in stockholders' equity in accordance with U.S. GAAP is as follows:

                                             Number of units
                                               of capital
                                                  stock        Capital      Paid in    Comprehensive     Retained
                                               thousands)       stock       capital        income        earnings
                                               ----------       -----       -------        ------      --------------
Balance at December 31, 1995 .............        284,475    Ps 1,383,361   Ps      --             --    Ps 2,976,570

Comprehensive income......................             --              --           --    Ps  638,267         638,267
                                                                                          -----------
  Net income for the year................              --              --           --             --              --
  Other concepts from comprehensive income             --              --           --             --              --
    Deficit from holding of nonmonetary                                --           --             --              --
    asset................................              --              --           --       (501,794)             --
    Minimum seniority premium liability
    adjustment...........................              --              --           --         (3,508)             --
                                                                                          -----------
Other concepts from comprehensive income               --              --           --       (505,302)             --
                                                                                          -----------
Comprehensive income......................      ---------    ------------     --------        132,965
                                                                                                         ------------
Balance at December 31, 1996..............        284,475       1,383,361           --                      3,614,837


Comprehensive income ....................
  Net income for the year................              --              --           --        935,696         935,696
                                                                                          -----------
  Other concepts from comprehensive income             --              --           --             --              --
    Deficit from holding of nonmonetary
    assets...............................              --              --           --       (216,782)             --
    Minimum seniority premium liability
    adjustment...........................              --              --           --         (1,990)
                                                                                          -----------
Other concepts from comprehensive income..             --              --           --       (218,772)             --
                                                                                          ------------
Comprehensive income .....................             --              --           --        716,924              --
Issuance of common stock..................         15,525           9,515      375,358
Cash dividends paid.......................             --              --           --             --        (104,891)
                                                ---------    ------------     --------                   ------------
Balance at December 31, 1997..............        300,000       1,392,876      375,358                      4,445,642


Comprehensive income ....................              --              --           --             --              --
  Net income for the year................              --              --           --        834,838         834,838
                                                                                          -----------
  Other concepts from comprehensive income             --              --           --             --              --
    Deficit from holding of nonmonetary
    assets...............................              --              --           --       (254,007)             --
    Minimum seniority premium liability
    adjustment...........................              --              --           --          5,498              --
                                                                                          -----------
Other concepts from comprehensive income               --              --           --       (248,509)       (248,509)
                                                                                          -----------
Comprehensive income ....................              --              --           --    Ps  586,329              --
                                                                                          ===========
Stock repurchase reserve ................              --              --           --             --        (184,390)
Cash dividends paid.......................             --              --           --             --        (193,811)
                                                ---------    ------------   ----------                   ------------
Balance at December 31, 1998  -- Note 7...        300,000    Ps 1,392,876   Ps 375,358                   Ps  4,902,279
                                                =========    ============   ==========                   ============

                                               Other               Stock             Total
                                             comprehensive       repurchase       stockholders
                                               income             reserve            equity
                                               ------             -------            ------
Balance at December 31, 1995 .............      Ps  (1,430,741)  Ps       --    Ps   2,929,190

Comprehensive income......................                  --            --           638,267
  Net income for the year................                   --            --                --
  Other concepts from comprehensive income                  --            --                --
    Deficit from holding of nonmonetary
    asset................................                   --            --                --
    Minimum seniority premium liability
    adjustment...........................                   --            --                --
Other concepts from comprehensive income              (505,302)           --          (505,302)
Comprehensive income......................                  --            --                --
                                                --------------   -----------    --------------
Balance at December 31, 1996..............          (1,936,043)           --         3,062,155

Comprehensive income .....................                  --            --                --
  Net income for the year................                   --            --           935,696
  Other concepts from comprehensive income                  --            --                --
    Deficit from holding of nonmonetary
    assets...............................                   --            --                --
    Minimum seniority premium liability
    adjustment...........................                   --            --                --
Other concepts from comprehensive income..            (218,772)           --          (218,772)
Comprehensive income .....................                  --            --                --
Issuance of common stock..................                  --            --           384,873
Cash dividends paid.......................                  --            --          (104,891)
                                                --------------   -----------    --------------
Balance at December 31, 1997..............          (2,154,815)           --         4,059,061


Comprehensive income .....................                  --            --                --
   Net income for the year................                  --                         834,838
   Other concepts from comprehensive income                 --            --                --
     Deficit from holding of nonmonetary
     assets...............................                  --            --                --
     Minimum seniority premium liability
     adjustment...........................                  --            --                --
Other concepts from comprehensive income              (248,509)           --          (248,509)
Comprehensive income .....................                  --            --                --
Stock repurchase reserve .................                  --       184,390                --
Cash dividends paid.......................                  --            --          (193,811)
                                                --------------   -----------    --------------
Balance at December 31, 1998  -- Note 7...      Ps  (2,403,324)  Ps  184,390    Ps   4,451,579
                                                ==============   ===========    ==============

                                   Schedule II


Industrias Bachoco, S.A. de C.V.
Valuation and Qualifying  Accounts
(Thousands of constant Mexican pesos as of December 31, 1998)

                                                       Additions
                         Balance at                                                       Balance
                         Beginning    Charged to Costs      Charged to                    at End
     Description         of Period      and Expenses      Other Accounts   Deductions(1)  Period
     -----------         ---------      ------------      --------------   ----------     ------

Allowance for
doubtful accounts:
January 1995              10,788            5,197            (3,689)          6,841*        5,455
January 1996               5,455           10,700            (1,183)          3,030*       11,941
January 1997              11,941            7,081            (1,622)          5,550*       11,850
January 1998              11,850            6,550            (1,859)          2,434*       14,107


*Accounts receivables which are
written off as uncollectible.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchanges Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INDUSTRIAS BACHOCO S.A. de C.V.



                                        By:  /s/ Arquimedes Celis Ordaz
                                            ---------------------------
                                             Arquimedes Celis Ordaz
                                             Chief Executive Officer



Date:   June 25, 1998